“37th ANNUAL GENERAL MEETING”

June 23, 2018

CORPORATE PARTICIPANTS:

Nandan M. Nilekani

Chairman

Salil Parekh

CEO & Managing Director

U.B. Pravin Rao

Chief Operating Officer and Whole Time Director

Kiran Mazumdar-Shaw

Lead Independent Director

D. Sundaram

Independent Director

D.N. Prahlad

Independent Director

Roopa Kudva

Independent Director

Dr. Punita Kumar-Sinha

Independent Director

M.D. Ranganath

Chief Financial Officer

A.G.S. Manikantha

Company Secretary

Ramadas Kamath

Executive Vice President

Deepak Padaki

Executive Vice President

Krishnamurthy Shankar

Head of HR

Inderpreet Sawhney

Group General Counsel

Richard Lobo

EVP

Deepak Bhalla

Finance

Sunil Kumar Dhareshwar

Finance

Sandeep Mahindroo

Head- Investor Relations

Jayesh Sanghrajka

Deputy CFO

Amrita Srikanth

Head Technical Accounting

Binod Rangadore Hampapur

EVP Talent & Technology Operations

Rajagopal N. Koushik

EVP

Anantha Radhakrishnan

CEO & MD Infosys BPM Subsidiary

Niladri Prasad

Associate Vice President

SHAREHOLDERS

Sadanand Shastri

PNR Nayak

G.V. Ramanareddy

Gopal Krishna Rao

Pravin Rao

Abhishek

Mukesh

Suresh

T.N. Ramakrishna

Ashok Chakravarti

Mihir Manek

Vaidya Chauhan

Smita

Vinay Bhide

Suresh Khanolkar

Ishuk Rangwala

Bharat

Kaushik Kumar Partho

Santosh Kumar Saraf and

Other shareholders

Nandan M. Nilekani

I welcome the members to the 37th Annual General Meeting. Before we start the main proceedings of the meeting I request my colleagues on the dais to introduce themselves starting with Prahlad and then this will go this way. Apart from my colleagues on the dais, Niladri Prasad has also joined us from Mumbai through videoconference.

D.N. Prahlad

Prahlad, Independent Member of the Board, Namaskāra

Roopa Kudva

Namaskāra. Roopa Kudva, Independent Director.

D. Sundaram

Good afternoon. Sundaram, Independent Director.

M.D. Ranganath

Namaskāra. M.D. Ranganath, Chief Financial Officer.

Salil Parekh

Good afternoon. Salil Parekh, Managing Director.

Nandan Nilekani

Namaskāra. Nandan Nilekani, Chairman.

Kiran Mazumdar-Shaw

Namaskāra. Kiran Mazumdar-Shaw, Independent Director.

Dr. Punita Kumar-Sinha

Good afternoon. Punita Kumar-Sinha, Independent Director.

U.B. Pravin Rao

Namaskāra. Pravin Rao, Chief Operating Officer.

A.G.S. Manikantha

Namaskāra. Manikantha, Company Secretary.

Ramadas Kamath

Namaskāra. Ramadas, EVP.

Deepak Padaki

Namaskāra. Deepak Padaki, EVP.

Krishnamurthy Shankar

Namaskāra. Krish Shankar, Head of HR.

Inderpreet Sawhney

Good afternoon. Inderpreet Sawhney, General Counsel.

Richard Lobo

Good afternoon. Richard Lobo, EVP.

Deepak Bhalla

Good afternoon. Deepak Bhalla, Finance.

Sunil Kumar Dhareshwar

Namaskāra. Sunil Dhareshwar, Finance.

Sandeep Mahindroo

Hello everyone. Sandeep Mahindroo, Head Investor Relations.

Jayesh Sanghrajka

Good afternoon. Jayesh Sanghrajka, Deputy CFO.

Amrita Srikanth

Good afternoon. Amrita Srikanth, Head Technical Accounting.

Binod Rangadore Hampapur

Hello everyone, Namaskāra. Binod Hampapur, EVP Talent & Technology Operations.

Rajagopal N. Koushik

Namaskāra. Koushik, EVP.

Anantha Radhakrishnan

Namaskāra. Radhakrishnan, CEO & MD Infosys BPM, Subsidiary.

Nandan M. Nilekani

Thank you all. We have 548 members present in person and 11 by proxy to conduct the proceedings of this meeting. The quorum being present, I call this meeting to order. The register of directors and key managerial personnel is kept open near the registration counters and is available for inspection by the members. The register of the proxies is also available for inspection near the registration counters.

Kiran Mazumdar-Shaw

Thank you Nandan. I now request Nandan M. Nilekani, Chairman of the Board to deliver the Chairman speech.

Nandan M. Nilekani

Dear Shareholders,

Welcome to the 37th Annual General Meeting of Infosys. On behalf of the Infosys Board of Directors, I thank each of you for joining us. Your continued interest in and support for Infosys is one of our greatest motivations to rise to meet the high expectation and standards you expect from us. During fiscal 2018, our revenues saw a 7.2% growth in US dollar terms, 5.8% in constant currency terms, and our operating margins were steady at 24.3%. Revenues from digital services, is a clear focus area for us, stood at 25.5% of total revenues for the same period.

The company successfully executed the capital allocation policy that was announced in April 2017. As part of the policy, the company completed share buyback of 13,000 crores approximately $2 bn. Further, the Board has also reviewed and approved the capital allocation policy of the company in April 2018, after taking into consideration the strategic and operational cash requirements of the company. The key aspects of this policy have already been shared by the company earlier during this quarter.

The Board has recommended a final dividend of 20.5 per share for the year ending March 31, 2018. The Board has also recommended a special dividend of 10 per share. In October 2017, we paid an interim dividend of 13 per share. The total dividend for this year excluding the special dividend is 33.5 per share and including the special dividend is 43.5 per share. The total dividend paid last year was 25.75 per share.

Today, we are at a very exciting juncture in the journey of our industry. I have never seen as many possibilities to partner with and grow along with our clients as I see today. Every industry, every sector is undergoing tremendous transformation driven by the digital revolution that engulfs us. We are seeing the rise of new digital challenges pervading every space whether it is media, entertainment, healthcare, financial services, retail, or pharmaceuticals. This is bringing in new digital ways of doing business, of using the latest technology, leveraging the Internet of Things in new ways, and letting data point the way to creating new kinds of customer experience. For example, our retail customers are impacted by the rise of highly personalized omni-channel commerce. In the automotive industry, we are seeing the simultaneous rise of electric vehicles and urban mobility aggregators, along with the surge of autonomous vehicles. In pharmaceuticals, we are seeing advances in genomics and all kinds of new techniques to develop and distribute new drugs. In healthcare, we are seeing the industry change as different actors – insurers, healthcare providers and pharmacies are realigning to take on the challenges of managing the costs of providing healthcare through a more collaborative digital model. In financial services, with the rise of digital transactions, the world continues to gravitate faster towards a cashless economy.

This then brings us to the wonderful opportunity that lies before us to do something very different, to help these businesses deal with increasing digitization, increasing technology and partner with them as they imagine and execute their own digital transformation.

That is why I am convinced that there is no better time than now for us to strategically chart our own journey, as a company, as well. A company that has the insights, the blueprint, the ability and the skills, to be successful in helping clients participate in what is happening around them, adapt and thrive. I am delighted that in the last several months, we have done so many things together to really position ourselves very well for what is next.

The first thing we did was to get our strategy right. Under the leadership of Salil Parekh, our new CEO & MD, we took stock of our current capabilities, the areas we need to strengthen and discussed, with several of our clients who are deeply invested in our joint success, the best way to steer forward. So, we now have deep strategic clarity already beginning to drive everything we do. We have a framework to guide how we drive digital agility at scale for our clients across five areas, Experience, Insight, Innovate, Accelerate and Assure. Our strategy also recognizes the reality that our strength is founded on the fact that we run some of the world’s most complex core systems for our clients. Even as we bring in new digital capability to the landscapes, we also have a game plan to bring the traditional core systems into the modern era. Therefore, a very important aspect of what we are doing is energizing the core for our clients in as big a way as we are powering their digital transformation. A key shift; however, lies in how we are doing all this. We have evolved from leveraging classic software development methods to approaching software creation in more agile, more digital ways.

Naturally, investing in continuous learning for our people is a big part of this strategy. We are seeking to make learning always-on, just-in-time, anytime, anywhere, much like the nimble learning at startups, so every one of our employees is equipped with all the knowledge and intellectual assets needed to guide and shape our clients’ pursuit in a more digital future.

We are also embarking on strengthening this learning in all our key markets. As we build more local capabilities in America, Europe and Australia, we are ensuring learning and development match the pace of localization. We announced our first campus for development and training in Indiana, and innovation hubs in other cities across the US.

In addition to having a robust strategy, my confidence in our readiness for what is next also comes from the fact we now also have complete brand clarity. We have, in the last six months invested in understanding the best way for the Infosys brand to evolve, and to credibly promise our clients, Navigate your next with Infosys. In many ways, this is the timeless promise we have always delivered on for our clients, for decades. We helped them navigate from mainframes to client servers, then to the Internet, later to the broadband economy. Today it is the digital journey they must undertake. Tomorrow will bring something as yet unknown, something new, rest assured brand Infosys will be ready and relevant.

When I stepped for the second time into Infosys, in August, one of the concerns that you raised was about the Company’s stability. We have taken several steps during the year to remedy this. We have a very stable management team, we have a very stable Board, and everybody is united, and agrees that we are really on the verge of something momentous. The focus now is on relentless execution.

Speaking for the Management and the Board, I assure you that we will spare no efforts to do all that it will take to realize aspirations, with the generous support of all stakeholders, my colleagues on the Board, a highly-capable management team and thousands of motivated Infoscions. In fact, it is the resilience of this team that has seen Infosys through some rather testing times in the year that has gone by and helped the Company deliver strong financial performance. I am very grateful for this and for the privilege and opportunity to serve this iconic Company once again.

I am also deeply aware that the mission we are undertaking, even its very conception, has been made possible by the guidance, advice and support of the co-founders, partners, clients and governments of the several countries and states that we operate in. I am indebted to them for this and thank each of you for fueling our enthusiasm and confidence to navigate the next milestones in our journey ahead. Thank you.

Kiran Mazumdar-Shaw

Thank you Nandan.

Nandan M. Nilekani

I now request Mr. Salil Parekh, CEO & Managing Director to make a presentation to the shareholders.

Salil Parekh

Good afternoon everyone. It is really a privilege for me to be in this position with all of you and share with you some of the thinking that we have from where we want to take Infosys. Over the past few months, there has been a lot of activity that the Management Team, The Board and several other people within the company have launched and I want to give you a glimpse of that and then share with you how this is going to affect us in the coming days, weeks and years.

One of the first things that we saw and as Nandan mentioned as well was a resilience that we have had as a company over the years. When I met with many of the clients that have been part of Infosys’ client roster for 10, 15, 20 years, the sorts of comments that came back, the sorts of confidence that came back was really related to the deep trust that each of these clients have in Infosys and in all of the people within Infosys to deliver their work for them.

These are some of the quotes from actual clients most of them within the large 25 clients of Infosys across the Company. For example, one of the CIOs at a very large bank said to me if there was one company that I would depend upon to help me through all our technology work and be confident that they will deliver that one company would be Infosys. This is the sort of clients that we have built over the last 37 years with the hard work dedication, contribution of everyone starting with the founders and all of the employees of the Company and this is the Company that you have today standing in front of you.

We then have our employees today just over 200,000 of them. The employees that I met with and connected also have a deep pride in being part of Infosys and being part of something, which aspires to be and is number one in many of the things that we do. This pride, this real drive to do something and succeed is quite infectious and it is across all of our employees in Infosys and it is worth for all of us to keep in mind and for you especially to be proud of as we all because this is what the engine that drives Infosys ahead. When I put these things together with me in our clients, our employees and all of our shareholders, this is what is guiding us as we look to our future. We want to make sure that we remain relevant for everything that our clients are doing, we want to make that we built something, which is fruitful for the ambitions of our employees and their future journey and we also want to make sure that all the aspirations and alignment with shareholders remains constant in our mind as we look to the future. With that in mind we created a strategy, which is really resting upon four pillars.

The first pillar is how do we build a new business in what is called the Digital World. We already have a very successful business and I will show you some examples of that, but the future in terms of where all of our clients are going depends upon building and scaling what we call the Agile Digital Business.

The second we want to make sure that everything we have been doing for our clients so far in their core areas is further energize and we are leveraging it with artificial intelligence.

The third we want to make sure that we expand the skill sets of all of our employees and we provide an infrastructure that allows them to develop their own skills at the pace that they want as the market demands that.

And the fourth we want to make sure that localization in many of our markets becomes part of our future so that we become part of the new ecosystem as we grow whether it is US, in Europe or in the Australian markets.

Within Digital as Nandan shared with you we developed a five-pronged approach on which areas to focus on and this is comprehensive architecture that we have built with our teams, with our lead of strategy and with all of the management behind it to drive the future. In each of those areas, we have now constructed detailed service line structures their help us to guide how the future will evolve. For example, one of the areas we call Insight. Within Insight we do all of the work that relates to data and analytics and how do we predict things based on data.

We have another area called experience, another one for innovate, in innovate we do things on IoT, a lot of work today developing on IoT and moving to the IoT. We have another area called Accelerate. Within Accelerate all of the work that is going on the Cloud services falls here. So we are building partnerships with the big Cloud providers whether that is Microsoft and Azure, Amazon and AWS, Google and Google Cloud or others that are emerging and that is becoming the fuel for how we drive the future growth. Azure relates to cyber security and how that becomes important in all the works that we do.

Coming back to experience it is really how everything is changing in the world for our client’s, consumers, how they are interacting with the technology, with the products, with the services all through mobile and apps but then that is interconnected to all the IT at the back and we have some really good examples. We have made two acquisitions here, but we also built our own team that is driving the work that we called experience for our clients.

We have taken our brand identity and built something as Nandan shared with you which is forever relevant and what it does is, we are so strong in our client’s core systems that anything that they want to build on their digital journey starts from there. Once it starts from there, there are various paths that they can take and on each path we want to be the partner to navigate them, to help them, to take their future and this is how we have constructed this map where we will navigate your next clients and through that we will bring for you your digital future.

What is even more exciting is the digital work we are doing today is not insignificant. Almost one-fourth of the work that we did in fiscal 2018 was around digital, so it already gives us a very strong foundation from which to build this future of our clients. In the next few slides, I want to give you examples of how we are doing such work with our clients. So this slide and the one after that talk about one of our hi-tech clients where they were looking to really use digital work in the experienced component to simplify and standardize what they were doing. So here what we ended up doing for them is taking what is going on in the back offices and making it really part of the elite front office and changing the experience that they have with their clients. In doing this we significantly improved the way that they were saving, over 80%, we significantly impacted the processing that was going through over 95% and change the whole look and feel of how they experience was being delivered.

Another example is with the company where we have changed everything that they are doing in terms of Data and Analytics and how they are developing their digital journey leveraging the Infosys capability. One of the things we have done is we have taken how all of their consumers are using their products and mapped it and over 5,000 different attributes of how their consumers are using their products were mapped and from that we created a comprehensive view of how the customers were buying things, what they were using and how soon were they changing things. With that usage of data, we changed, increased the number of repeat buyers and reduced how their segmentation was done when they were putting products into their display shelves and this helped them sell their goods faster and improve their overall productivity.

Another company that we worked with again in the digital space related to a logistics business. Here we built for them a real platform for their logistics. The platform itself is something that is built on the Cloud and through this platform they are able to do significant improvement in their productivity by over 20% and also improve how they are doing customer acquisitions. This is probably one of the more exciting ones we have done. We work with a large global company that is in the staffing business and completely change the way they can interact both with the individuals that work through them and also their clients by creating a simplified app that allows this interface to go through. This has become the platform and one of the fastest growing pieces of the business within their overall landscape.

In fact, two weeks ago, their CEO and the entire management team was with us in Bengaluru and he could not stop talking enough about how this work that Infosys has done for them has revolutionalized their business and each of their divisions want to do more of that with us. So with these examples, I wanted to give you a quick sense of what it is there we are doing across the areas of Digital as Infosys today and within that pentagon or the five areas of growth that we have identified.

Now if I shift to the second part of our four pillars, which relates to Energizing the Core. That is also a very important part because we are putting in lot of new technology. For example, we have built over the last three years an internal artificial intelligent solution, we have called it NIA, we are now integrating third party components into this NIA and that helps to fuel improvement in everything that we are doing for our core client services and that is making our clients more efficient and allowing them to work with us for bigger and bigger pieces of their co-work. We also have other components like AssistEdge, which is helping, in this area.

Here again I wanted to show you one example of a client we have done this with and by doing this sort of work we have shown 12% improvement in productivity by unleashing artificial intelligence into their core services. This kind of improvement in productivity is what our clients are looking for continuously and that is what keeps us more and more with them as the future develops.

The next, I just want to give you a quick example of something we have developed for learning. On learning, the idea for us is all of our employees should have access to the ability to re-skill themselves on any future in the new areas. So here the example that I share most likely with our clients and with our employee is if we have someone working for example on a technology related to a Cobol or mainframe scenario and they want to move to something, which is related to Cloud or Digital, we have started to build components within our learning system that allow them to do that. We have now called this learning capability Lex. It is available on our cell phones, so each of us has it on our cell phones, all of our employees have it and it has our own content, it has content from third-party providers and now more and more our clients are asking us to deploy this within their organizations to start to put their content in. This to me, is a critical differentiator on how we are going to make sure our employees are building something for the future of digital which is leveraging their own skills.

Then on the localization this is just a photograph of what we are building. This is a delivery center and training capability we have built in the State of Indiana in the US and there we are starting to setup a new way of growing Infosys, in addition to all the things we have done in the past to build something, which is more dynamic in the local environment.

Now with that we have also created something that you heard a lot about over the last few months and actually even in the past, which talks about the way to build future investor value and the three components we have put in there is; the growth of our strategic investments to make sure that in the new areas we are investing so that allows us to drive some growth, do some programmatic acquisitions and here our M&A team is already looking at some ideas and if those ideas make sense over the next 12, 24, 36 months, we will convert them into acquisitions that will support our journey in the future. And the third, which we have been quite disciplined about already and we want to continue that is the way we return capital to the shareholders as required and as appropriate, we have a clear guideline and we want to make sure that that is something that is discipline in the way we look at the future.

With all of those elements, with the strategy defined, with connecting, with the clients, with the employees becoming more and more part of the journey in the future, with laying out a clear roadmap of how we want to go about doing the elements of the strategy we have also put together a third-year plan where we want to spend fiscal 2019 in essentially stabilizing all of the elements of the strategy in the business. Fiscal 2020 in starting to build the momentum and then fiscal 2021 to start to accelerate; we have developed behind this a transformation program. There are 12 sub streams in that and those are being executed and being monitored on a monthly cycle to make sure that we achieve the objectives we have set out.

So this is what I want to share with you. Thank you very much for listening.

Nandan M. Nilekani

Thank you Salil. I now request U.B. Pravin Rao, Chief Operating Officer and Whole-time Director to make a presentation to the shareholders.

U.B. Pravin Rao

Thank you, Nandan. Good afternoon. Fiscal 2018 was a year where we demonstrated strong resilience in spite of challenges and leadership transition. Our revenues grew to $10.9 bn. Our average revenue from top 10 clients remain steady at $211.6 mn. We added 283 new clients taking our total client base to 1204. We derived 98.5% of our revenues from repeat business. These are revenues coming from clients who have been working with us for the last one-year.

Our focus on large deal continues when we clocked over $3.1 bn of TCV from large deals in the last fiscal. Our million dollar clients, which are our growth driver for us in the coming years increased to 634. Our revenues from digital, which is growing much faster than the rest of the Company, crossed 25% of our total revenues. While attrition increased marginally to 16.4%, the high performer attrition was lower under 10%.

Salil talked about our strategic direction of navigating your next, he also talked about the four strategic imperatives, which will increase our relevance to clients and accelerate value creation.

In the rest of the presentation, I will give some examples of what we are doing to execute and bring to life some of these strategic elements. We are doing fair amount of investments in multiple areas to build and scale our digital capabilities. We are investing in creating digital studios and innovation hubs across the globe. These serve us centers where we can co-create digital experiences with our clients and ecosystem partners.

We have done two acquisitions in this space in the recent past. We acquired last year Brilliant Basics, a London based product design and customer experience innovator and most recently we acquired WongDoody, it is the Seattle based, creative and customer analytics agency. We have also looked at all aspects of people supply chain right from recruitment to training and deployment. We have extended our campus recruitment beyond India. This year we have started recruiting in campuses in US and to some extent in UK. We will extend it to other parts of the world in the near future.

We have diversified our talent pool. We are now recruiting from design schools in India. In US, we are also recruiting graduate from Liberal Arts, Humanities and Economics background. In India we are also recruiting best talent from IITs and RECs into a specialist stream called power programmers. We have also strengthened our ecosystem partnerships. We have scaled it beyond traditional ISCs like SAP or Oracle etc., to include startups, new age companies like ServiceNow and so on. We also have partnership with academic institutions in the areas of R&D as well as in terms of co-creating curriculum. We also have partnership with MOOC providers like Coursera, EdX and so on. We have always invested in IP in the last few years. Our flagship product, NIA continues to be an area of investment. We also are investing in Finacle and we are re-platforming our mechanist platform, which is targeting the insurance companies.

In addition to that we are also building IP and accelerators on top of some of our partner with Cloud based ecosystems. The ESM Café that we have built on top of ServiceNow is an example in this direction. We are also creating a network of Security Operations Centers Stocks where we are able to bring together best talent in Cyber Security and ever evolving best technologies and offer managed services to our clients in the areas of Security Operations.

In sales and marketing, we have identified six areas of investments. The first one is around enhancing what already is a very strong global brand. Here our endeavor is to ensure our messaging around the brand is in line with our new strategy of helping our clients navigate their next. The work that we are doing with ATP, Association of Tennis Professionals is an example of this. We are one of the sponsors for ATP tour and we are also their technology partners.

We have leveraged our deep knowledge of AI virtual reality, augmented reality as well as rich data that is available from historical tennis matches to completely reimagine and come up with the new future of tennis from perspective of fans and players. This is the kind of examples where we will invest in marketing going forward.

We are also doing many things to scale our Agile Digital growth. We are infusing digital specialists in each of our key accounts and strategic accounts. These are data experts, artificial intelligence experts, architect and so on. They act as CTOs for these accounts and help in driving digital transformation. We are also leveraging our investments in innovations up digital studios to create prototypes and proof of concepts along with our clients.

Scaling large accounts and increasing our share of wins in large deals continues to be a focus area. On the deal origination side, we are strengthening our partnerships with ISVs, with industry analysts, deal consultants. Similarly, we are creating a group of what we called Deal Direct Desk. These are people who have experienced in shaping and executing large deals $100 million to $500 million. Now most of our large deals are led by this Deal Direct Desk and lastly we are also leveraging our Lex platform to enable our sales. They have access to latest industry trends, they have access to our sales features of the past, they have accessed to point of views so with this we hope that they will have much better interactions and much more valuable interactions with our clients. We have also created a LinkedIn kind of platform called Sales Compass where we connect our sales people with the best talent that is available across the globe within Infosys.

From a services perspective, we look at services in three broad buckets, the Horizon 1 services, which is your typical ADM, IVS, BPM and so on, Horizon 2 services, which are the current digital services and Horizon 3 services, which are our futuristic or emerging technologies like Blockchain and so on.

Horizon services are our core services still continue to be a big percentage of our revenues; however, these services are under tremendous pressure due to commoditization, as clients are investing less, taking cost out and repurposing that in newer areas, so we are trying to counter that through rapid infusion of AI and automation techniques. We have always been focusing on automation in the last few years. We need to continue that journey and scale that journey in a much massive way.

We have created Automation Center of Excellence. We are now looking at expanding the horizon of automation beyond the traditional services into newer areas. We are also increasing coverage to onsite. We are bringing in new constructs in AI and machine learning into automation and so on. While automation helps in driving engineering productivity there are still some inefficiencies around processes, around how we execute project because here we are trying to infuse lean techniques and how we do our delivery practices around executing projects.

I think Salil touched upon reskilling. Today we are seeing a rapid embrace of adoption of new technologies and new skills, this is creating a wide skill gap and while part of the skill gap can be bid through recruitment, a big part of it has to still come through skilling, so re-skilling is a very critical imperative for us. In the last couple of years, we have relooked at every aspect of training and skilling. We have not only re-looked at how we train, but what we teach as well. We have designed new courses in emerging technologies. We have partnered with likes of academic institutions globally to co-create these offerings.

One of the examples is the work we are doing with Rhode Island School of Design to create digital specialists. Similarly, we are partnering with MOOC providers like Udacity, Coursera and so on. One of the example is we have created a Nanodegree in automatic vehicles in partnership with Udacity. So these are some of the investments we are doing and while we are designing these courses and curriculum we are making it immersive and experiential through real life case studies and experimenting on live laps on the Cloud and we are also investing in our world class Lex Platform, which is a learning management platform. Salil has already talked about it, so I will skip that.

We are also doing localization very aggressively. We believe that this is very critical for us to scale and build on digital transformation for our clients. We are doing multiple things in these areas. To enable this, we are creating hubs around client clusters. We inaugurated the hub in Indiana in February. Very soon we will start our next center in Raleigh, North Carolina. We will probably do it in three or four other locations in the coming months in US and this year we are also looking at expanding it to Europe, Australia and other parts of the world.

These hubs not only serve as delivery and training centers, but they are also places where we can showcase our innovation capabilities where we can co-create with our partners and develop prototypes and so on.

Brand Infosys continues to win recognition both nationally and internationally. I have highlighted few of the awards that we have won last year. We won Leadership Award in Corporate Governance; this was studied by BSE, International Finance Corporation and Institutional Investors Advisory Services.

We were inducted last year into the prestigious Dow Jones Sustainability Indices reflection of our practices in environment and sustainability. We won the Golden Peacock Award in 2017 for HR Excellence. While we continue to work on our strategy, we also contribute to the societies around us, to the communities around us through the work done by Infosys Foundation, Infosys Foundation, US and Infosys Science Foundation apart from philanthropic activities we also focus a lot on institution building, sustainability related projects and so on.

Sustainability is a critical driver for Infosys in the last year or so.

Video on sustainability was played.

Nandan M. Nilekani

Thank you Pravin and now I request M.D. Ranganath, Chief Financial Officer to make a presentation on the financial performance.

M.D. Ranganath

Thanks Nandan. Good afternoon ladies and gentlemen. A very warm welcome to 37th Annual General Meeting. I am happy to present to you the highlights of financial performance for fiscal 2018 of your company.

As you know, your company had and as Chairman said a resilient financial performance in fiscal 2018. The three most important parameters that all of you as shareholders look at which are free cash flow, earnings per share and return on equity, all had good growth in fiscal 2018. We had robust free cash flow, healthy earnings per share and enhanced return on equity. This was possible due to resilient operating margins, which I am going to discuss later in more detail.

We had efficient capital management during the year. As Chairman mentioned earlier, we have successfully implemented a predictable and comprehensive capital allocation policy. Free cash flow increased 15.3% YoY, which is more than double the revenue growth of 7.2%. Earnings per share grew 17.8%, this includes the positive impact of advanced pricing agreement that we signed with the United States IRS and return on equity improved to a healthy 24.1%.

We have a competitive cost structure, which was possible through productivity improvements that Pravin talked about, higher utilization and automation of our services. Primarily because of these reasons for fiscal 2018 revenue growth was faster than the headcount growth. While revenues grew 7.2%, headcount growth was under 2%. Employee cost as a percentage of revenue was stable at 55.2%.

This slide provides the comparison of revenue growth trajectory over the quarters for fiscal 2017 and fiscal 2018. As you can see in fiscal 2018, the Company grew 7.2% in US Dollar terms and 5.8% in constant currency terms and most importantly as Salil highlighted in the beginning, the digital revenues crossed 25% of the total revenue in fiscal 2018.

Coming to clients, in terms of what you would see here on the slide is that our $100 mn clients have increased from 14 in fiscal 2016 to 20 now and likewise $ 1 mn plus clients have increased from 558 to 634 now.

Our operating margin, as I mentioned earlier was resilient. We had given the guidance of 23% to 25% and we ended the year with an operating margin of 24.3%. Resilient margin led to robust free cash flow. Free cash flow, as I told earlier was up 15.3% to a beautiful number of $1,947 mn, which I am sure all will be very happy about. If you look at the operating margin trajectory, we started Q1 with 24.1% and Q4, we exited at 24.7%. We had good working capital management as reflected in the DSO days.

Increase in revenue per employee was primarily driven by productivity improvements. As you can see from the slide that the revenue grew by 7.2% while headcount was 1.9%. This has resulted in the increase in revenue per employee, which is a very important number that we track which crossed $54,500 for the first time in five years. It is a growth of 6.3% YoY.

Operational efficiency parameters continued to be our focus. They improved further in fiscal 2018. You would recollect that in my last AGM address, I had mentioned that we will continue to focus very sharply on these parameters and I am very happy to report that these parameters have improved. Utilization improved, as Pravin said close to 84.6%, which is a new high for the company, onsite mix reduced to 29.3%, revenue per employee increased and employee cost, as a percentage of revenue was stable.

Coming to EPS growth and RoE, on the EPS as compared to 4.3% growth last year of EPS, this year the EPS grew 17.8%. As I mentioned earlier, there was a positive benefit of 5.88 and 9 cents on EPS on account of APA that we signed with the US IRS.

Return on Equity increased from 21.4% to 24.1%. I am happy to report to you that during the year, we successfully implemented the capital allocation policy, which was announced in April 2017. The dividend per share including the special dividend, which were put for approval today increased by 69% from 25.75 to 43.50.

If you look at dividend, as percentage of free cash flow, the regular dividend itself is 70% of free cash flow, which is in line with the capital allocation policy announced by the Company. In addition, if you include the special dividend, total dividend as a percentage of free cash flow improves to 91% as compared to 63% last year.

Another point, I would like to highlight is, the total capital returned to shareholders this year was approximately $3.8 bn of which as you know buyback was a little over $2 bn and a special dividend of over $400 mn. This is almost 250% of the total capital return last year, which was just over a billion dollars.

As you know, we have announced a new capital allocation policy. The Board reviewed and approved it. We have already shared essentially addressing both the future cash flow and as well as the cash on the balance sheet in respect of the future cash flow up to 70% of free cash flow generated every year would be returned to shareholders.

In addition, the Board has identified $2 bn to be returned to shareholders of which $400 mn would be by way of special dividend, which has already been announced and the balance $1.6 bn would be returned to shareholders in a manner to be determined by the Board in due course.

We effectively navigated a very volatile currency environment in fiscal 2018, as you know close to 68% of our revenues are in US Dollars and rest in other currencies. So we managed cross-currency risk as well as the US Dollar-Rupee exchange rate risk. While the depreciation of the Indian Rupee is beneficial to the margin at the same time cross currency that is the appreciation of US Dollar against other currencies impacts the revenue and you can see on the right hand side, the huge volatility in the currencies during the year.

I would like to present some other key parameters, which is of immense interest to shareholders and how they moved over the last two years such as market cap to revenue of the company, market cap to free cash flow of the company and free cash flow yield, which is very important as well as the dividend yield, I am sure, which is extremely important for you. These numbers are based on the March 31st values for the respective years.

Now I would like to walk you through the summary financial performance. Let me first start with the IFRS financial statements in Rupees. Revenues grew by 3% in Rupee terms and net profit grew 11.7% in Rupee terms. Gross margin for the year was 36%, operating margin was 24.3% and net margin was 22.7%.

Coming to the balance sheet, we have a very strong debt-free and liquid balance sheet. As you can see, there is some reduction in cash and cash equivalence and investments primarily because of the 13,000 crores buyback that we did, we utilized our internal accruals to fund the entire buyback.

Here are the non-current assets of the Company broadly similar to last year. Total assets amounted to 80,000 crores as compared to 83,000 crores last year. Reduction that you see is to some extent on account of reduction in the cash that we had to utilize for the buyback.

Here are current and non-current liabilities, no significant changes.

Here is the shareholders’ equity. As you can see, there is a reduction in share capital as well as the share premium account primarily on account of 13,000 crores buyback that we did, which amounted to about 5% of the equity shares reduction.

Now these are the numbers in IND AS, as you know that the Company adopted the IND AS in April 2017 onwards. We are pretty much on similar line as far as IFRS.

Now let me walk you through some of the key milestones beyond the financial performance. As you know the current year is the 25th year of the public listing in India, in December last year we celebrated five years of listing in New York Stock Exchange. Further, we will be completing 20 years of listing of ADRs in global markets next year.

We were inducted into the Prestigious Dow Jones Sustainability Indices. We successfully completed both the buyback and closure of APA during the year. Before I conclude, I sincerely thank you for your encouragement and support all these years. I look forward to your continued support in the future. Thank you very much.

Nandan M. Nilekani

Thank you Ranga. Now with the consent of all members, I take the notice convening the meeting as read. Thank you.

Members may note that we have now commenced serving hi tea in the refreshment area, so you are most welcome to avail of that. We now come to the formal proceedings of the meeting. Before we proceed, I am pleased to bring to your notice that as required under the Companies Act 2013, the Company provided you all being the members, the facility to cast your vote electronically on all resolutions set forth in the notice. Members who have not cast their vote electronically and who are present at this meeting, will have an opportunity to cast their votes through InstaPoll, which is an electronic voting system. Members may please note there will be no voting by show of hands, so it will all be electronic voting.

I now request Manikantha, Company Secretary to read the auditor’s report.

A.G.S. Manikantha

Good evening. Dear Members, Statutory Auditors, Deloitte Haskins & Sells LLP and Secretarial Auditor, Parameshwar G. Hegde have given their unqualified audit opinion for the financial year 2017-2018. There are no qualifications, observations or comments on financial transactions or matters, which have any adverse effect on the functioning of the Company. The statutory auditor’s report on standalone financial statements and consolidated financial statements are available on page number 140 and 195 of the annual report respectively. Secretarial auditor report is enclosed as Annexure V to the Board’s report on page number 64 of the annual report. Thank you.

Nandan M. Nilekani

Thank you Mani. Members may note that InstaPoll, an electronic voting process will commence now to take up voting on all the resolutions set forth in the notice.

Members who have already registered are requested to cast their vote through polling devices. As I said, there will be no voting by show of hands, all voting will be through electronic devices. Volunteers near the registration counters will guide the members to cast their vote. Members who are yet to register are requested to proceed to the registration counters.

Now, we take up the resolutions as set forth in the notice.

Item number one of the notice, is the adoption of financial statements. The financial statements of the Company including the consolidated financial statements for the year ending March 31, 2018 including the report of Board of Directors and Auditors have already been provided to the members. If any member desires to ask any question pertaining to this item or any other item in the notice, he or she may do so now.

Members are requested to keep their questions brief and specific. We have a large number of shareholders who would like to ask questions and we also have some shareholders coming in from Mumbai. So I earnestly request members to keep their questions brief and specific. Also to avoid repetition, the answers to all the questions will be provided together towards the end. So we are not going to answer individual questions, we are going to collate all the questions and at the end we will answer them. That will be efficient because any questions that repeat will be answered only once.

Now the floor is open for questions by shareholders. We will spend about 45 minutes or so for taking questions from Bengaluru and then we will go to Mumbai. So I would like to request the shareholders to come up and ask their questions. I would really be grateful if they are brief and specific.

Sadanand Shastri

Founder Chairman Dr. Narayana Murthy, present Chairman Mr. Nilekani, Board Members and my fellow shareholders, good afternoon. I am Sadanand Shastri, my number is 30354599.

Sir coming to the report there is a preamble, we shall start from that preamble. You have given in all the pages that is ‘Navigate your Next’, apt work appropriate sentence to inject the development attitude in the Company’s name, but for navigation there must be a shrewd, intelligent and a permanent captain that is important. I think the present board will have, it will steer in a proper way. Sir first of all I thank the Board Members because the lost glory, the jeopardize image of the company is being rebuilt up slowly because you have seen the last two years, we have never seen the market value of the shares which crossed three digits it was 800, 700. It is just because of that there was a battle between the board members.

I am sorry to say that but anyway I take an assurance from the Board to streamline it and steer it in a proper manner. One more thing is the frequent changes in CEOs and Company Secretaries will affect the development of the company, we should restrict it.

Coming to the report, on page number 39, you have said transfer to reserves. Please take a note of it reserves the word you have used here 1,615 Crores. I will take that later while coming to the balance sheet. I am very sorry to say this one in page 45 that while giving the details of stock incentives to grant it during the year March 31, 2018. I do not want to spell the name. Item number two that is 330,525 is given. I think it is a waste compared to the earlier performance of the two years from 3,322 crores profit reduced to 890 crores, but whereas what is the tremendous expenditure, but people are saying that it is just nothing but a looting, it is a very sad feature.

Sir it is a suggestion to the Company Board, you have provided a specimen signature to each and every financial statement. What has happened earlier I will tell you. I think except which is what the company has to register this annual report to the registrar that specimen signature is required, otherwise if they say SD, signed means no problem. What has happened to you I will tell you? These specimen signatures have access to the public. It is a public document now, anybody can take it and forge it, it has happened in Wipro. Somebody took this opportunity, they forged it and they have done some fraudulent practices. It is only my personal suggestion to you, you may note it or not.

So coming to page number 53, list of subsidiaries. Many subsidiary units are incurring loss and out of that Panaya Limited is 158 crores, still under loss. The last year there was an increase that is 136 crores and now it has come to 158 crores. I think it is the largest loss making subsidiary company. What precautions has the Company taken to overcome this loss?

On page number 87 one item you have given, sir, trade receivables and unbilled revenues. How is unbilled revenues taken into consideration for compiling their accounts purpose, I want to know that one. What is the nomenclature? Why this nomenclature used to the unbilled revenues?

Next one is page no. 108 that refers to our present Chairman. You must have heard of this one. Our present Chairman should not have quit the Company and he should not have left us in that distress but anyway fortunately he has come, he has an experience, he is a shrewd person, he can steer the Company very well. We have that assurance. As far as this one is concerned, it is said that the remuneration to Directors in fiscal 2018. The non-executive director it is there and then Nandan M. Nilekani nil, but all others are in crores.

It is my idea; in general, my company should not get any free service from any person. The cost free services are not required here. The company is not in distress. So earlier our Narayana Murthy was prepared to work for a Re.1 per month but it does not look nice. One thing is, suppose you do not take any other salary, you will be treated as an Honorary Chairman, so what about your privilege, your rights, your decision taking capacity. Whenever you have been paid, when a Chairman is paid, he can take a proper decision. That is why if you do not want to take Narayana Murthy’s salary, in my capacity as a shareholder, I propose a salary of 0.50 paisa to you, not per month but per second. You can accept it sir.

Coming to the balance sheet. In the non-current assets, the goodwill has reduced by 1,441 crores from the last year. Goodwill itself is the cream of the performance of the Company. Why is there so much heavy reduction in 1,441 crores, please give a clarification. As far as the investment is concerned, current assets 626 crores are reduced and your cash equivalent is also reduced, that everybody is assured that the company is putting this cash for the product purpose. You have to maintain the same tempo here.

And trade receivables again are increasing by 820 crores, it is heavy. In the equities, you have shown equity share capital as 1,088 crores whereas other equities you have shown as 63,835 crores. In the previous page numbers, I said 1,640 crores DDs is reserved, that is transferred to reserve. You have not taken the word as reserve here. In the balance sheet in the earlier years the company was showing reserves and surplus but here you are telling other equities and more than that in schedules you have not mentioned any schedule number here. As far as the capital of 211 is concerned I have not seen your reserve anywhere, that is other equity 63,835 crores there is no summary given. Please could you give a clarification on that.

As far as the revenue is concerned here, there is a drastic reduction there. From 2014 - 2015 if you have a glance there was a limit of 3,000. It increased the next year by 6,600 crores, other next year 6,043 crores whereas this year 2017–2018 it is only 2,038 crores. There is a steep reduction. What is the reason? As far as net profit is concerned, from 1,716 crores it went up to 3,622 crores subsequent years and again it reduced by 870 crores last year that is previous last year 676 crores now the last year. There is a lot of reduction is but it has to come up. This is due to employees cost. In the year 2014-2015 you have incurred 900 crores employee cost, next year come to 3,090 crores, again next year 3,280 crores. Fortunately, the last year 1,253 crores. Sir do not mistake me it is because of the earlier performance. Yesterday it was published in the paper that the trade secrets of Infosys is stolen. What is this I do not know? Again the image will come down. The glory of Infosys will be in distraught. You should do something to that one.

On page 238, other expenses. In other expenses you have not shown any bad debts or provision for bad debts but one item appearing as provision for post-sales and support, what is that in technical terms we do not know, please explain this sir.

The last one on page number 77 about the CSR concern. The company is doing very well in CSR. It is accepted all over India however a caution I would like to give to the Company. It is published in the papers as well that the Government of Karnataka has an eye on the unutilized and unused CSR funds of Companies. They want to use it for education purposes. What is the government doing? The government is raising the cess tax, education tax etc. If they have got an eye on the CSR funds that they have earmarked for the education purpose, there are chances of mis-utilization. That is why the Company should take extra caution on these aspects. Anyway Kiran Mazumdar has been given the Chairmanship for CSR. She is well experienced. She can steer the companies CSR funds in better manner. I wish her to have certain clear atmospheres in that field and in the interest of the society and the interest of the poor people I have an appeal, earlier I have given and this year also I will give, let the Chairman take some consideration about it. Thank you very much.

Nandan M. Nilekani

Thank you and just to clarity that no Infosys trade secrets have been stolen. Thank you. Now we can continue and once again I would be really grateful if everybody can be brief and to the point.

PNR Nayak

My number is 10817664IN302148. My name is PNR Nayak. I only have five points. The first one let me start off by complimenting the Board for the revised dividend policy. 70% of the free cash flow is very good and on top of that the bonus, the extra thing was icing on the cake, but let me take you to page 151. You talk of an impairment loss of 589 crores this perhaps refers to Skava and Panaya, the earlier speaker too mentioned it.

This was acquired perhaps two, three may be four years ago. Now this constant buying, selling, loss is affecting the free cash flow. Please see how I am affected, 70% of the free cash flow, which is affected by your constant buying and selling. Please gentlemen, please Board, do something for people like me.

Look at page 245, 246, I suppose Skava, Panaya or rather Panaya was on the chopping block because of (149 crores) plus of course various other reasons which I would not talk here but I see a sea of brackets, Nova 79 crores, Lodestone 69 crores, Infosys Shanghai 109 crores, all these losses are going to be affecting my free cash flow because you are going to be doing the same thing going forward.

This brings me to the second point, free cash flow also affects the very great buyback which you had for 13,000 crores. A buyback should get you a higher EPS but we heard Ranga give different reasons for why Infosys has a higher EPS. Buyback should give you an increase in share price but please look at your page 129. The record date was November 1, 2017, the price was 917, the increase was only 4%, 957. In fact today the share price is 36% over, but that is due to various reasons, announcements, so many other things, which I need not to mention out here.

Another advantage of your buyback perhaps is the return of surplus cash to shareholders. Please this is very good. I think you had a wonderful scheme in the past but look at people like me the small shareholders. I do not have shares to give a buyback. If I did it, I would not be here today talking to all of you. There are six lakhs of us. Again, your page 129, totally we have about 2.6 crores to 2.7 crores shares. Please look at stock splits. You have a very good record. You have done it five times and your EPS, bonus, share price, dividend yield everything has gone up. Please look at bonuses, we like it. Please increase your dividends from 70% to 100% of your free cash flow. You have done it already. You have reached 91%, so why not another 8% to 9%. Please look at this.

Return of surplus cash under your buyback schemes and you are going to decide on 1,600 I saw that in Ranga’s figures, please look at small shareholders like me who do not take advantage of your very generous buyback schemes.

This brings it to my third point ‘Navigate your Next’ with Infosys, very wonderful key words, my compliments. Salil’s four strategic pillars, including the Digital business, very good but please look at your segmental revenues on page 97.

Digital revenues and so on is hi-tech isn’t it. Why have you shown a 2.5% decrease in segmental revenues? Why has your operating income gone down? When the operating income has gone down, your finance people are not on your throats talking about guidance values. With these generous operating revenues being allowed to come down, why are you 2.5% low on your Hi-Tech segment, when you are talking all the while about 25% revenues and everybody talks all the three wonderful speakers were all talked about your wonderful digital effort, but please gentlemen walk the talk. Coming to my next point, look at page 178. The provisions are 25% over last year and these provisions for onerous contracts, your quality of contracts, you talk of Hi-Tech being a digital pillar and yet you want to keep so much of provision. What again is the problem? Do you not have confidence in your own work, your operations gentlemen Pravin should be concerned? Why do you need 25% over last year?

Coming to the last point page 146. The trade payable, why is it 174% higher? I believe it also says includes payment to subsidiaries. Why have you not paid your subsidiaries? Why do you have so many issues again when you look at the several subsidiaries is a loss, the earlier speaker talked about it. Why these problems with your subsidiaries? Salil, with your four pillars, I would recommend a fifth pillar, ‘Acquisition’, ‘Subsidiary Management’. Have somebody look at this, it will also help you get rid of the surplus cash, which is also taking care of interest like me. You do not have to have buyback schemes alone. Please have them but not fully. Just to sum up I think you have been doing very well, I am only trying to egg you on to do better. Very good, keep it up. I think those figures are very nice but please do pay some heed to small shareholders like me who cannot give away all my shares for buyback. Thank you.

Nandan M. Nilekani

Thank you Mr. Nayak

G.V. Ramanareddy

Good evening Board of Directors and Chairman. G.V. Ramanareddy, ex-Bharat Electronics Limited. Good dividend 43.5. There are around Re.1 companies, please make Infosys share also Re.1, so that it would be good in market capital. In 2005 you had given 3:1 bonus, now in 2019 you are giving 5:1 bonus. The market capital will rise 10,000,000 crores. Please make the share Re.1. There are 2 lakh employees. Let them purchase the shares it will rise in the market. One suggestion, they are having internet of 149 only per month, you make Bengaluru an internet company. They are charging 500 to 600 in private internet companies. You promote one Internet Company, Bengaluru Internet Company. There are 2 lakh employees, let them invest 1000, you make the share Re.1, how nearly 20 lakh people in Bengaluru software people all will be utilizing Internet. Please make Internet Company. Thank you, for giving this opportunity.

Shareholder

Good afternoon one and all, fellow shareholders, Board of Directors. We sincerely congratulate the Board for the excellent performance during the current year and also for coming to the rescue of the company in the middle of the year. Most of the points related to the financial statements have been covered by my previous fellow shareholder speakers. I will be brief.

The main issue that has been with Infosys over the last three to four years has been the issue in corporate governance especially in matters related to foreign acquisitions. I understand that technology changes very quickly and rapidly and nobody can estimate the pace of these changes and foreign acquisitions will always be necessary. However, one must introspect carefully as to why are we not looking at developing those technologies in-house through our own R&D systems. If at all we have had to consider something for foreign acquisitions that means that we have failed to recognize that development over the last few years in our own R&D centers and as we all know and we are seeing in the financials too the buyouts are very costly and expensive and their valuation systems are very complicated and with the change of technology you will have face impairment and there be a real cash loss for the company.

Buyback is a good mechanism to fall back on but both bleed the company of cash. So I am sure with the coming in of Nandan Sir, most of the corporate governance issues would have been sorted out and they would have made a very robust plan to handle the R&D business of Infosys. Just like how they have plans for innovation centers across the world, I hope they establish one in India too, where we can use the local talent and reduce the cost. We must look at this because most other companies, even global companies are setting up their R&D centers and innovation centers in India.

So, Infosys must also follow suit and invest more in India. It should not only be CSR in India and business all over the world. India is growing very well, Indian companies need a lot of help from IT Companies. So we must improve our India business. If we look at the current year share of India business, it is just 2%, 3% of the global sales. I know we make a lot of money abroad, that is good. We will grow that business but there must be focus on India business too. I stressed on this last time. Of course we had an America CEO then. Now we have an Indian base CEO and I am sure he will take cognizance of the fact.

Coming to employees training and retraining, last year there was a lot of bad publicity due to sacking of employees and even the Founder, Mr. Narayana Sir had suggested that they could have been retrained well in the system. I understand there will be demand from governments all over the world where Infosys is doing business to actually hirer locally and that pressure, yes the company must also hire locally in those locations but having said that India must be given its due importance because we are based out of this country.

Second, on corporate governance related matters there were a lot of discussions last year. I am sure none of it will be there this year because we have Mr. Nandan and Mr. Salil on the Board. Nandan Sir was the person who setup the backbone of Indian corporate governance through Aadhar and I am sure he would have ensured all the corporate governance related matters is set right by now.

Now, this point has already been covered but it is very important because last year we have had sudden exits and entries of people, which has been a shock on the market and it affects small shareholders more than the bigger shareholders. So there must be a HR policy, which will ensure that in top level executives the entry and exit is handled very smoothly, adequate notice periods are given. This has let out into the market in a very suitable manner, not that it should create a shock every time there is an entry or an exit and these things are bound to be there in any company but the way you manage it and the timing and the suddenness of it must be handled carefully.

With regard to India business, Infosys has been involved in two of the major assignments in India which has mattered a lot, one is the Aadhar project and the other is GST project. There have been a lot of negative and positive comments on these. I am sure the India business department will look into this carefully and address the concerns of the related assignments. We do not want any bad publicity on this. We must address all the queries that will come on this matter from the Government of India or any other states agencies.

Second, as regards to the decline in goodwill and intangibles, the Company will have to be very careful because this will affect the brand image of the Company. Every time we hear that there is an impairment loss that they have to take on a previous acquisition like something to the tune of 600 crores, 700 crores. This is real money going out of the Company, it will create a lot of bad publicity in the media and news and the newspapers will wait for such news. So I am sure with the new the combination they will be able to beter handle this.

I sincerely thank all of you for giving me an opportunity to express our views and I am sure with the combination of Nandan and Salil another golden era has started for the Company just like it was before when Narayana Sir and Nandan Sir were the leaders of the Company. Thank You.

Nandan M. Nilekani

Thank you. Just to clarify Aadhar is not an Infosys project, it was a government project, which was in my personal capacity. Thank you.

Shareholder

Good evening everyone, I sincerely appreciate the leadership present on the dais for higher dividend payout this year. I am employee too of Infosys and a proud one. My question pertains to an entry on page number 55 of our Annual Report wherein it says 38 crores was the capital infusion in Panaya Inc. Could you just throw some light as to why was there a need of capital infusion in the Company and when I read the subsidiary balance sheet, it looks like Panaya Limited has a much weaker balance sheet compared to Panaya Inc., so would that money that you infused in Panaya Inc. be used to re-capitalize Panaya Limited and prepare it for a potential sale. Thank you very much.

Gopal Krishna Rao

My name is Gopal Krishna Rao. 37th AGM and many people have already spoken here. I will come to the preliminary point first and then go to the report. A meeting can take place in a central place of Bangalore not in this place. According to corporate governance a meeting can be held in central place. Of course I can come and others can come but today many people have said that this meeting place is far and according to the corporate governance it is a must. Please see if it can be done in a central place in a good area and you get the accommodation.

Coming to the Directors thereof, you have got Chairman, Managing Directors and everything. You have got five independent Directors. See Independent Directors are brought but what are their actual designations in the company. How far are they related to the work? Are they related to HR or any other thing or related to accounts or financial we do not know, the roles of Independent Directors? We are supposed to know what is their exact relationship with the company.

Secondly out of two stalwarts of the company, one Mr. Nilekani, he is very good, he has come back to the company and in future also he will benefit the Company. I do not know when Mr. Narayana Murthy is going to come because it is our shareholder’s wish and I do not know whether is there. It is better Narayana Murthy be nominated or in anyway let him come to the Board because he is the Founder, of course now he may not be able to come because he has been taken for improvement of Bengaluru City by the present government.

In the report letter to shareholders by Mr. Nilekani it is there. Generally, I have seen about 30 to 35 companies I am connected, the shareholder’s information should be first after the Board of Directors list, etc., notice of meeting and everything should be there under the times the Board of Directors report should be there. First the notice of information should be there and regarding financial experts are all there. EPS is good, everything is good. Your share value is 5 and some of my friends suggested Re.1. I do not think a company like Infosys shall become a Re.1 share because it is worth keeping 5 as on today as it has already reduced. Formally it was a convention, I know about three decades ago, company share was about 10, cooperative shares about 25, etc. Now everyone is going and amending the bylaws and company share, still what is it that you are giving during the 43%, your share value is 5 only. I am talking from the shareholder’s point only.

I do know we are appraised enough, financial highlights, EPS, etc. Why many people have resigned, series of resignation in a company for the last six months. Recently I read in the paper about Sangeetha, I have heard personally who have resigned from the company and have joined other companies. Now I strongly feel that type of resignation has already finished because during the time of Mr. Sikka, he achieved and also it has come in the press, that employees may not be allowed to resign of their choice from the point of the salary. During this time, I think salaries of the staffs have been increased that means they must be content and happy as on today but very recently I came across last week, somebody was asked to put the papers. I am saying because personally I have heard this. It is not me telling on the stage, and highly official or not, people who are at a high post they may be getting the salary but people in the middle stage or little below middle stage they are not given a hike, from my personal opinion. As on today you might have given.

Regarding acquisition, how far you are benefited you have explained it. How far you are benefited during Mr. Sikka’s time. I think one company not up to the standard might have been taken. I do not want to point out by name. I think all of you are aware. One more point is I do not think the SEBI list package is repeated in future. Because of SEBI list package that have led to the exit of Mr. Sikka. I have got to say because it has happened. Even if such a situation occurs, SEBI list package, it may normally be given the benefits not high as it had happened in the past because it is a moral or psychology effect on the employees.

You have given a good dividend; bonus could have been considered. It is high time you have to give bonus. Why have we declined a dividend of more than 43%, etc.? That may be your company is talking you are giving that. Some companies are giving more, I read in the paper. TCS or Infosys both are competitive but yet TCS is coming up. I do not want to compare by name but it has become public. The company Infosys is equally strong. Today or tomorrow it will come up again in much longer days to come but you have to say whether TCS, of course you have to defend your Company.

Regarding campus recruitment, you have recruited people all over India including Karnataka, please see that localites are people of Karnataka who are highly qualified and technically qualified be taken almost, at least in IT solution and the qualification and experience will be there. One general remark, the printing of the Annual Report you have printed in local language in Kannada. I do not know whether for them, our language is Kannada, it can be in Kannada and we are proud to say Infosys has introduced this. All State Banks, Commercial Banks before State Bank of India they were printing in the local language. It is a must. English is an international language but our local language must be in the paper. Apart from that a visit to the company in the Mysore Office and the Bengaluru Office also can be done. One day can be fixed so that whoever is interested can give their name and you can take them.

With this your dividend is good, EPS is good and once again I said the share value can be retained as 5 per share. I remember in 1981-1982 this Company was not known much in the eyes of the public as in the technical field or in the software side. In 1981, Infosys, we were thinking about to buy during 1981. In 1981 it was not that popular company as far as I know. Later on the computer came into existence. My point is, regarding the accounts I do not want to say I know the accounts will be there but one thing is profit is more than the last year, EPS is also more as our financial experts have said and let the company prosper in future and always to come. Thank you very much.

Nandan M. Nilekani

Thank you Mr. Rao. Mr. Pravin Rao, our Chief Operating Officer has to leave for some urgent personal commitment. Pravin please go ahead.

Shareholder

Good afternoon. I am privileged that I am an Infosys shareholder. In 1981, Infosys came to be due to a few visionaries and one of the visionary is back with us this afternoon. Mr. Nandan Nilekani who has done a big job as a CEO and Infosys recorded highest amount of growth during his tenure and that man is back with us as Chairman. I am sure Infosys will continue to grow higher and higher.

In 2014, there were some speculations in the media that Nandan Nilekani would be the potential Prime Minister of our country. I do not know if he has read it but I have read it in various media and such a big man is once again with us chairing and leading this industry. I am sure it will attain higher heights. I did not want to come and make some comments here because it is customary and many people will want to come and do like that but I was compelled, prompted in my mind to come and speak here after seeing Mr. Salil Parekh who came there with all the shareholders. I felt very much humbled, a big man. There was no need for him but he came and so heartening. I read about him recently that as soon as he took charge, three months he was visiting customers overseas. I do not know if it is three or four months, three months I definitely read and the man appears very simple, humble but able man and I am sure he will be leading this company to greater heights.

I read Mr. Nandan Nilekani’s presentation and in the last paragraph it says that I have never seen as many possibilities to partner with and grow along with our clients as I see today. All this while, pessimists are most prevailing, people present, we are in challenging times and the distress is there but here it is so beautifully put forward and they are very confident that though there are challenges they would be able to face it. That is a very good way of looking at it and I am sure this will be translated into more of growth to our company.

Also you have put it here that our focus of attention is on entertainment, healthcare, financial services, retail and pharmaceutical. I do not know intentionally if you have left it or we may not have much of revenue coming from infrastructure, which is not mentioned here. We want to thank you for a very liberal dividend that you have given and our share prices are very much at high. Never have we had this type of a growth and we are so thankful to you. There is a new saying that from triumphs in disruption. As a result, the information technology or the software industry went through lot of difficulties in India, but you have made it as a positive thing and then you began to hire people onsite. You have opened offices, developmental centers in America and various places and these are all very nice and investors and bankers they are taking note of.

The last information, in the technology sector software industry there is a niche area they call PLM (Product Lifecycle Management). I do not know if Infosys is not very much seeing that because I have not read anything here. I am sure a proper thing will be done and our share prices will go up and we will have lot of paybacks by way of dividend. Thank you once again.

Abhishek

My name is Abhishek shareholder of the company. My DP ID IN310637 and client ID is 41359155. I would like to congratulate our management for giving excellent results during the year and also the very successful buyback issue which came across during the previous year. We can also see the share price escalating after the buyback issue, so we would request the company to come with such new kind of system for the welfare of the shareholders. We thank the management for the excellent results. I am coming all the way from Chennai and my friend is coming from Kolkata. We would like to honour our Chairman and MD for excellent results. Kindly accept it. Thank you.

Mukesh

Good evening. My name is Mukesh. With the two gentlemen who just honored, Mr. Salil Parekh, I would also like to welcome Mr. Salil Parekh on behalf of all the investors. We are seeing him for the first time in the AGM. So I take the opportunity to welcome him to Infosys and also guide us for future.

What has happened with Infosys in the recent past, I would like to compare it with a long flight from India to the US and somewhere halfway down the flight, there was a lot of turbulence and fortunately we had a standby pilot in Mr. Nandan Nilekani already travelling in the same flight, who took over for a little while and then at the stopover somewhere, Mr. Salil Parekh had joined as the pilot.

I have two proposals for Infosys. First of all, I want to complement and congratulate the Company on the silver jubilee year for all their shareholders, for the company for lot of stakeholders globally, for all the customers, clients and lakhs of people who are stakeholders and directly or indirectly involved and associated with Infosys. This is a milestone where we to have to look for another 25 years ahead and what we are going to be doing and how we are going to be doing. Of course nobody can think another 25 years ahead, but that is part of the futuristic planning that a Company of the caliber of Infosys ought to be trying to project.

I want to move two ideas at this forum now. With the kind of experience in terms of man-hours and what not over the years, I wish Infosys can start an Infosys Global University for technical subjects especially in IT, artificial intelligence and many other futuristic subjects that are likely to come up including, Dr. Kiran Mazumdar-Shaw’s subject of biotechnology and many other technical areas. The streams, which are yet to be thought of, which are likely to come up in the next few years because despite the proliferation of the education that exits in India, it is still very hard for many people to progress purely based on merits. Unfortunately, we have a lot of politics and caste based system and if Infosys can start a Global University, it will be a great thing for it as well as for all the people in India and also have some branches in other global centers.

The second thing I would like to propose is this has been talked in the past also. Here we are in Bengaluru, the company, which is catering to many global companies and providing all kind of unimaginable solutions and unfortunately we are in a city where even an ambulance cannot reach a hospital in time, so why is it not that we can do something about it. It is doable. Not that it is impossible. The Company should take it upon I know it is very difficult. There are a lot of many different factors, which we have no control over, but I just look at it this way. When we can solve problems, which are nearly unsolvable, is this not a very simple thing to be solved. It requires the coordination of four Ps, the politicians, the public, the police and the planners. If all these are put together and of course for each of them, we need to do a lot of things and Infosys can take the lead in enabling this. It will be a great boon in terms of productivity and people’s quality of life improvement. Thank you.

Shareholder

Good afternoon. Thank you very much for this opportunity. First of all, I would like to congratulate the management on smooth transition under the leadership of Mr. Nilekani and now it is on to a new strategy.

The questions I have are more strategic and financial. It is very heartening to know that Infosys is getting into new technologies like AI, Artificial Intelligence, Autonomous Vehicle Technology, etc. The question I have is does the technology, how does it compare with the technology like Watson of IBM or others like Google for example all of them have these kinds of technologies how does it compare?

The second question I have is again last year there was some issues with visa from United States and Infosys US being the largest customer is it a concern? That is the second question. Continuing on the same question, most of the revenue is coming from Europe, United States and to some extent Australia. China and Japan constitute a very large IT and high tech market. Maybe Infosys should focus on those markets? Another question I have Is Infosys focusing on those markets?

Finally, all these large technological companies like Google, Amazon are investing in Open Source hardware and making big progress. They do not buy technology from others. They build their own technologies. Is it time for Infosys also to get involved in these? This is my final question. Thank you very much for this opportunity.

Shareholder

Good afternoon to the Directors. I have not much to speak. Already my brothers have spoken much on our Company. One thing I want to congratulate you that you are going to setup excellent services in France with the capacity of 60 people, so congratulations for our Company. Why cannot you setup other places also such. One more thing I want to tell you Sir. I read in the newspaper one man earned money in Dubai contributed 50% of his wealth for the uplift of the poor people is follow up for Nilekani. He told I hope that has appeared in the newspaper. He has followed our Chairman. I hope other Directors also at least contribute something to the society, they can eradicate the poverty in our Country and also our Karnataka Government wanted to reduce the farmer’s loan. Something we can also do to help the government. Thank you very much for giving me opportunity to speak. Thank you Sir. Thank you very much.

Shareholder

My heart is running very fast. Thanks for giving this opportunity to kind of be here and talk to you as an ex-employee, shareholder and a great friend of this organization, so thank you once again. My question is for the last slide on Salil’s presentation, which talks about the three year’s roadmap and where fiscal 2019 is focused on stabilizing, 2020 is on growing and 2021 is on growing aggressive, if I recall right. My concern is in the backdrop of business environment becoming little better, the headwind has become little moderated over the last 12 months or 14 months and lot of competition has already captured a lot of ground, so if you have a little bit, in my point of view a little sluggish road map of three years, I am sure there is a lot of details, which are there beyond the slide, I am sure the competition is going to capture a lot of ground. There are plenty of opportunities has opened up, so that is something that I would like you to kind of ponder upon that how do we become much more agile and much more nimble in terms of acquiring the new business and kind of promoting or aggravating the existing business that we have, so that is a small request I had. Thank you very much.

Suresh

My name is Suresh. I am a shareholder in the company. I do not have any question. It is one suggestion regarding the CSR funds of Infosys what Kiran Mazumdar-Shaw is doing. Since now sports activities helping sports people at the Olympic level is approved under the CSR activity, Infosys can take some probable Olympic gold medalist and train them under your funds so that if somebody wearing an Infosys T-shirt wins some gold medal, it will be a proud moment for the Company and you can ask for suggestions from public who are capable sportsman. That is one suggestion I have got for CSR and one more thing regarding what happened last year in the Company. There was some mentioning about the cultural clash between the promoters and the new executives who came in. And to avoid such a thing what we say is there is a culture for the country, like that there is a culture for the organization also, so Infosys and organization, which is the pride of Bengaluru is not only the pride of Bengaluru, it is the pride of India as a whole, so whenever somebody joins at the executive level at the initial stage the company gives an induction program to the new people. At the executive level there may be some program. The Founders can have a pep talk with the CEO probably what is the culture, as we all know how NRN and Nandan grew up the company. NRN traveled by the metro in Paris when we developed the Company.

Probably Nandan has also done the same thing and suddenly somebody comes from the top from America or somewhere they might try to use the facilities of the Company. It is not a government company, as we know, IAS officers or ministers ask for some car or guesthouses facilities. They use the public sector companies like that, but Infosys is not such a company. It has got a culture of saving for the shareholders and it employees.

This needs to be told to the new CEO. It has nothing to do with Salil Parekh. I know he is from a business community. The community knows how to spend the money. He saves the money, but in the future if somebody else joins the Company, pep talk with the promoter how they grew up the Company. What is the culture of the company? This is explained to them. At the board level as also the top-level executives. These are the two things I wanted just to share with you. Thank you.

Nandan M. Nilekani

Thank you very much. We are now reaching a point where we will have to move to Mumbai, so we will take just very quick comments from a couple of people because I am really sorry, but we will move on, if you want to say something please say it very quickly.

Shareholder

Just a short question, I wish Salil have a long career in Infosys, but do we have a CEO backup plan. Has the Board thought though this because over the last three years, we have had two CEOs of completely different styles prior to that?

T.N. Ramakrishna

Good afternoon. I am T.N. Ramakrishna. My client ID is 10484514. DP ID is IN303077. Earlier we had a vision of 2020 where US $20 bn company so we are nowhere near to that. At least when we will achieve 1 trillion turnover. What is our vision at least by 2022 we can achieve this it can be highlighted and about CSR activities I do not know whether our Company itself is having a policy of approaching at least well known NGOs like Anandvan run by Baba Amte family and such kind of highly reputed, well known internationally acclaimed institutions, we should go rather than expecting them to approach us. You may be having it. In case if you do not have this can be looked into and taken in a positive note.

About the previous annual general meetings whatever shareholders have given suggestions what are the actions taken, what are implemented, what could not be implemented, for what reasons that can be incorporated may not be a statutory requirement as a voluntary requirement as a respect to the shareholders who appear their intellectual capital, they spend their time and come here and give some suggestions, which in case if the Company has implemented, found suitable and implemented it that can looked into and many years I have requested for per employee turnover PBT and PAT how much is the revenue, how much we are spending, how much is retention, net profit level per employee basis that be given in graphical representation, so that we can understand how much is the contributions and already one of our predecessors has spoken the government is eying our CSR funds our Karnataka Government is eyeing for farmers debt waiver. They want the companies to contribute for that so what is the stand in case if they request.

It is definitely a good initiative, but for some misuse that will happen other than that it is a good initiative that can be looked into. There is also report in yesterday’s I have seen it in net our previous CEO, has shared some teradata something has come, I have seen only the bullet point. What is that precautionary steps about our Company anything has happened that can be looked in to. We also faced some that in GST implementation software and other things our Company software support and architect and other things were somewhat not up to the expectations that is what I read. Lot if initial teething problems were faced by all kind of businessmen and people also. These kind of things can be avoided because of in income tax handling there are such problems.

There is one internationally recognized criterion about the gap between the lowest and the highest paid employees. In certain countries there are certain rules, so as in socialistic country, we should have certain may not be statutorily this can be looked into and finally we would like to welcome our new Chairman and we hope under his able leadership, the Company will reach the pinnacle of growth and height and we would like to welcome him with a presentation of a small book Tilak in our times where our earlier Chairman Shri. Narayana Murthy has also given an essay about Lokmanya Tilak’s vision, it is one of the rarest book of recent times for a couple of years. Thank you Sir.

Nandan M. Nilekani

Thank you and I think we are really running out of time, so we will do one question. This is the last question we will have from Bengaluru and then we will request our shareholders from Mumbai. Last question from Bengaluru.

Ashok Chakravarti

Good evening to the board and to my fellow shareholder Sir. My name is Ashok Chakravarti and folio number is 181332960. As the Chairman permitted I do not want to take much time Sir. I only want to congratulate the positive features of the Company. The major point what I wish to say is this is a matter of celebration of 25 years of listing of our company’s shares. This is a universal factor known by all the people that many shareholders have made abundant and unimaginable wealth through our company’s shares Sir, but for this I congratulate the management, promoters for this performance and reward to the shareholders Sir; however, a small excuse what I wish to say is, but if you compare with TCS after 2005 the reward of Infosys is not as much as TCS has given to the shareholders.

I request the management not only to compete with TCS as far as performance is concerned, but as far as also rewarding shareholders is also concerned. Again third last point after long time, our earlier Board has rewarded the shareholders by giving two bonus issues and also one buyback. I hope and I request this Board also to consider bonus issues if not at least a split because it is only a book figure adjustment and it is not going to create anything else because this split question is being raised for several years and this is not the first time any shareholder is asking because you are aware that either recently not only TCS, State Bank of India, ICICI Bank and many other institutions have split up the share to 1 or 2. At last Sir I also request as requested by one of my co-shareholders you can permit a company visit to Mysuru or at least to Bengaluru to our shareholders who are willing to know about the company and the visits Sir. Thank you Sir.

Nandan M. Nilekani

Thank you very much and now I will hand over to Niladri to take over from Mumbai for half an hour.

Shareholder

Thank you very much. Hello. The important people sitting at the dais in Bengaluru a very good evening to you all. I would like here to share my important some notes and questions, which I have made. I would like to put up this. Before that I would like to welcome our Sir, Mr. Nilekani, our COO, Pravin Rao and above all my most favorite CFO, Mr. Ranganathan who has now put on a little weight. Last year as I commented he was very slim. In fact he has now definitely put on a little weight and looks very charming. I also welcome Mr. Salil Parekh, our new CEO and MD in the place of Mr. Vishal Sikka. I am sure this man will take Infosys at a very great height.

I do remember over here about Dr. Narayana Murthy. I bow to you in respect Dr. Narayana Murthy. This Company has been a debt free company for so many years. I congratulate all the employees of Infosys, the management team and the Directors of the Board for making this company reach great heights and with good financial results.

Now I come to some few questions. As mentioned by Mr. Nilekani, the employees are 204107. The attrition rate as mentioned by you is 16.4%. Last year it was only 15%. The attrition rate keeps on increasing why is it so? The second question, which I put is you are going to buying WongDoody Holdings for 489 Crores and you have already bought Brilliant Basics of London. This is at what price you have bought I would like to know that I would like to know what is the price of Brilliant Basic of London? The amount of both of which is going to which account, 489 Crores and the Brilliant Basics, which you will be buying this will go in which account?

I would like to know who are the potential buyers for this Kallidus, Skava and Panaya? You are going to sell it off. You said you have already have some potential buyers. If it is private, you need not disclose. If you know about it, please let us know. Panaya was already showing loss of 118 Crores. In your P&L account you mentioned this and 589 Crores in your standalone account why so much of a difference 180 Crores in your consolidated account why 589 Crores in your standalone account. If you can please let me know about it? What is the cost of acquisition of Panaya at that time? What was the cost?

A very crucial matter CSR activity of course is very good of yours as mentioned on Annexure 7 of the report. Before that I would like to just a little rephrase the question, Salil Parekh signs this CSR report. He is not in the CSR Committee how come he is signing this report, if you can just throw light on this? If I am mistaken you may throw light on it, Salil Parekh’s qualification is not mentioned anywhere. I have not come across. If you have across, please do enlighten me?

I would like to bring to notice a very important thing, in the Inderpreet Sawhney, yes I welcome you the lady on the Board and all the ladies on the Board I welcome you all. It is nice to see ladies in the majority in this Infosys after a very long time. Mr. Nilekani, but here I would like to put two important questions. Why is this Independent Directors so many in number that the Executive Directors on the Board, the Executive Directors are only three all rest are independent directors. Here I would also like to humbly suggest that Mr. Ranganath has been serving this organization for quite a long time. He needs a promotion for being a Director on the Board that is my humble request.

I also would like to throw light on our Manikantha Sir that CS, Company Secretary of this company. For many years he is also serving and believe me, trust me that CS is a very difficult function to do because Finance Department consumes lot of importance in every organization and it is the CS and Administration Department, which is pulled down. Even then Manikantha has made lots of efforts in making every time the annual report an excellent one. I would like to know till today why Manikantha has not been given promotion? Why no gratitude is shown to him? These two people I would like to mention over here.

Another important shareholding pattern of your foreign portfolio investors, you have shown in the status 38.31, the finance men, 38.31 of shares and at the end of the year, it is 35.24 this is on page 68 of your Annual Report. Have they sold off their shares? What is it if you can throw some light on it? Why their shares are still in the physical form, if you can tell me about it? It is mentioned in your Annual Report. Their shares have been in physical form, why is it so till date or if I am wrong you may please throw light on me?

In the CSR activities, I would like to state Sir in a city like Mumbai we are faced with extreme, very dire consequences of the buildings falling down, people getting crushed below the buildings and family gets disruptive, children come on the road and parents do not. Infosys can do something for renovating the building or help, you are spending of Crores of rupees in CSR activities why not spend 1 or 2 Crores in renewing the old building because housing government does not do anything for it and people are in a, very bad state in the city of Mumbai where it is only skyscrapers, the builders are wanting only skyscrapers to earn more money. If Infosys can do this something different from other companies doing CSR activities, if not it is your wish I am only requesting. Your claps are going to be make stop, please do not clap.

I congratulate for the company for completing 25 years of listing. As requested by one of your shareholders in Bengaluru, I also request for a split of shares if possible by the management and in your CSR activity other companies are doing lot of compliance work, CSR activities. They are taking us for their factory visits. They are taking us for different places. I will name the company. Reliance has taken us. Reliance Industry took us to Jamnagar by plane to show the factory. Sanofi has taken us. Cipla has taken us. Jyoti Laboratory has taken us to South from Mumbai to South by plane. All the companies of Tata’s take us to their factory visit. Hindustan Unilever they take us for the factory visit. Why we are not given any importance. No compliance work is done by your Infosys for the shareholders why is it so till date. One shareholder here in Mumbai has requested me to put up his question. What percentage of business is cloud computing and AI that is Artificial Intelligence doing? What is the roadmap of increasing this business? He would like these two questions to be answered one of other shareholder.

I end my speech. I congratulate once again all the employees for putting on extra effort for progressing this company to a very high expect. I wish everybody all the very best. Thank you very much and Mr. Ranganathan to you for your Directors promotion and also Mr. Manikantha.

Shareholder

Honorable Chairman Sir and all dignitaries on Board good afternoon Sir. I was very much concerned, when I saw the top merchant dignitaries being removed at entry and exit done in a harsh way. It should be done in a smoother way. This is what I thought, but I am very happy Sir that Nandan Nilekani is back because during your time only Sir along with Narayana Murthy Sir an excellent progress has been by Infosys and I am very sure again the same thing is going to take place and Infosys will reach a greater and greater heights.

Sir I am very happy that there was an excellent buyback at a good price, but thereafter the price of the share escalated and people who had given in buyback again bought back their own shares rather more shares when they saw the prices escalating, so I would like to ask you Sir, this time also again you are going to come with such a buyback, which will have some price and again the share price will escalate so that very few people will only give you in the buyback position.

I am very happy about your policy of giving a very good return and the capital, which you have got with you returning in the form of buyback and dividend to all the shareholders. Very few companies in India and abroad are doing this and I have witnessed this not only in India, but abroad also and I am very happy and I really compliment you for whatever you have been doing. As it goes attrition rates; Coming to the attrition, of course last year lot of things happened. The attrition rate was 16.4% I am very sure this year the attrition rate will reduce; I would like to hear it from your voice to what extent because we are spending a lot. This is what I have learned that you are spending a lot of money for training our employees, so when they leave our company rather become in a loss and other company is in a profit, so that we should be able to serve, what we feel that we should be able to give maximum benefits, maximum incentives to our employees who have been trained by us so that they stick to our company for the benefit of us, to the shareholders, the stakeholders and for the organization. Many congratulations for giving a very good excellent dividend in the form of entering final and special dividend, and please continue this policy in the years to come.

Ours is an iconic Company and Mr. Ranganathan, I would like to tell you your services, we have been observing with deep appreciation and very good concentration, we see the way you have been performing your work and giving YoY the best of the services and thereby you have been the sort of good backbone for building up of this Infosys to this level where it is very major share of yours is also there. I would like to recommend that something should be done about Ranganathan’s promotion this time.

Sir now as far as our three-year roadmap very good presentation Sir always We always see your presentation with great anxiety and great knowledge, which we gain out of the presentation that has been given by our Nandan M. Nilekani Ji and Mr. Ranganath and the opening speech of our Chairman, we welcome you Sir as our Chairman in the Board of Directors and all others who are there, who have joined us recently.

Sir the awards and accolades are plenty Platinum Award, Golden Peacock, there are so many lot of awards, which you are going to win, but in our eyes the best award, which you have given to the shareholders is the one, which is in our heart of heart and nothing better than that can happen to you than this award, which shareholders give you with lot of applaud and lot of happiness year-on-year. We are very happy Sir one more thing that our FCF increased by 15.3%, RoE and EPS all have increased so very strong and debt free. Most important thing is that we are very debt free company, very few companies even if they are reputed, I have found that there were some debt or the other whether in India or abroad so I would really congratulate you for being a debt free company and on the top of it rewarding the shareholders in the way of their capital appreciation and moreover whatever you get from the shareholders multiply and again give it back to the shareholders.

Sir then key millstones in 25 listing years those who have been there with you because we are here with you from all these 25 years right from day 1 so and I have not partaken with the single share so far so we are aware as to how much you have rewarded the shareholders who have been staying with you even the small share of like 50 or 100 shares at that time 25 when the IPO had come and from that onwards the way you have rewarded only those shareholders who are there with you right from the beginning and not parted with their shareholders are knowing about it.

Sir we sincerely appreciate your presentation done of course as it is done. I would like to ask you out of anxiety of course you are all the very expert person, about Nandan Nilekani, or about Narayana Murthy Sir, we are very anxious, so many shareholders who have not been able to present here today in Mumbai dais they have asked to please query about if we can keep Chairman Emeritus as our Narayana Murthy here in the Board of Directors. Everyone who would like to see in India and abroad, Narayana Murthy in the Board of Directors so please try to something if you can do.

As earlier shareholder has asked all reputed companies all in India and abroad also, they have been eager to show their activity. Now 25 years of listing has happened at least those shareholders whom you are seeing here, so please make some arrangement to show them as to the way we work, any place you select, but make sure that at least we get some opportunity to see how our Infosys works and get more pride about our organization year-on-year.

Sir out of anxiety, I would like to ask you a very few queries. How much do we spend presently on our R&D? Then which sector do we get the maximum revenue from? How much attrition rate approximately we expect this year and do we expect that it will reduce in the years to come?

Do you have share split in your mind in order to reward the shareholders of course you are rewarded in many ways, but do you have some idea of share split also in your mind? Sir Whether we get the maximum revenue or how much revenue we get by domestic and international businesses and the profitability, which we get here and there, I mean domestic and internationally?

I congratulate Sir all the employees and the staff and the officers and the executives and Board of Directors for giving the excellent results day after, YoY and always on all the time and wish our management board the best of the years, best of the shining days in the years to come and the rest of the compliments and as usual till the time we are existing on earth, we will be therein your support and we are in the support. This much we assure you. Thank you very much Sir for the patient listening.

Nandan M. Nilekani

Thank you very much. Once again let me say that we have only half an hour for our esteem shareholders in Mumbai so it will be great if you keep your comments or questions limited so more people in Mumbai can get an opportunity. Thank you.

Mihir Manek

Respected Chairman, Mr. Nandan Nilekani, Mr. Salil Parekh, Board of Directors, shareholders and Team Infosys. I am a humble shareholder and my name is Mihir Manek. I have sold my holdings in the buyback and over a period of time. I am a Global Purchasing Manager, Independent Director in a few companies. Scholar having delivered five countries and studied in North America on Scholarship.

Infosys is 37 years young and getting better with time. I thank the management for generous dividend and the high dividend payout of 70%. I like Infosys philosophy of conservative forecast and delivering more. Software industry and Infosys has made India proud in the eyes of developed countries because of superior service and solution at an economical cost.

I have friends in Infosys managers and I speak on the behalf of team Infosys. The balance sheet is appropriate and good in all respects and I do not want to go into the details of it, as it is very informative.

Infosys should concentrate on consolidation profitability and sustainability. Earlier MD, Vishal Sikka’s vision of $20 bn Corporation, which will happen by 2023-2025, behind every successful enterprises is leader and dedicated team and the Directors know their job and I wish them further success in coming years and better results in the years to come.

As technology evolves and new frontiers open up and the management has already thrown insight into artificial intelligence, Cloud and automation and Infosys has a player of future. By 2021 India’s economy will be $3.6 trillion and how will Infosys capitalize on this fact as India share of revenue is less. I have faith in the Indian economy so I gave up green card and came back to India from North America. Sir, crisis the collapse of Lehman Brothers in 2008-2010 Alzheimer is a white man’s life. Last year I had said that fourth industrial revolution is all and little innovation in Indian Software Industry unlike Silicon Valley.

My oil exploration industry underwent disruption and from Head of Department to under employment. You know I am available as a functional consultant or an independent director or for Infosys Foundation and a word of appreciation for the Secretarial Department who are doing a wonderful work. Thank you.

Vaidya Chauhan

Chairman, good afternoon. Whether you recognize me, we met in Mumbai, Vaidya Chauhan and at that time, I had given you two questions in writing and at that time, you said for first question, go to Modi Baba. You remember? I had given two questions.

Next somebody asked no qualification of Salil Parekh. Salil Parekh is an aeronautical engineer and we are missing aeronautical division and we want to progress in aeronautical and that is why we took Salil Parekh. Another thing Chairman Sir, in your speech, what you missed out that I wanted to tell you, two things, you have missed out. The word promoter that is totally missing in your speech.

Second thing, you missed out why we have given special dividend, which is covered by our CFO that it says we have completed 25 years and that is why we are giving special dividend. Now I am very happy that you are a Promoter Chairman of this Company. Our Promoter holds shares close to 30% as Promoters they change the Board in August 2017 and compensated ex-Chairman and Directors with adequate money.

Last month, newspapers talked about whistle blowing. I am of the opinion Promoters have not done anything wrong and also of opinion Promoters can take part in Board, if they are free. Also I am of the opinion Promoters to increase their stakes in Infosys to fuel more bull runs. And you talked about your new policies. What my CFO says is he talks about FCF that is flow of money, you should not talk about the flow of money, you should talk about the usage of money. How it is used for shareholders that are very important Sir? And also every as per SEBI rule, every 12 months, you can have a buyback, so that you can have a better cash, usage, for shareholders of the Company. B) Refer page no.33 Sir. This year you have received refund of 1432 crores from Income Tax and that is why PAT has increased. Basically, our PAT is flat this year.

Earning per share is very important for any shareholders. Our earning per share is half of our competitor. When both have number of shares, more or less equal, whether it is because of the stock is half compared to them that is why my earning per share is half or whether I spent 56.2% on my stock, up my revenue whether I should reduce that to 28% or 30%, so that, because the number of shares are practically same then why my earning per share is low and how I can increase and this is affecting my total market cap, market price because my price is half of them, so please find out this exact solution what we should do.

And another thing, Vipul Sikka promised Mysore visit Sir do not reverse his decision otherwise shareholders will feel that you will reverse the bonus decision also, so he has given two bonuses. He has promised that he will arrange Mysore visit, which he has not done please do it, so that otherwise people will think that you will do everything reverse. Page number 250, Sir talked about owners of the Company. I have not followed who is the owner of the Company. Earlier three balance sheets although it is written promoters before that it was only written founder, so who is the owner of the company, page number 250 and reduce face value of the share to 1 by deduction in share capital, please do not do a split of the share. Your market cap is now equal to 2016 that is a good thing. 2016 market was 279,837, today’s market cap is same and who has to navigate, Infosys has to navigate, because you lost your track, so now please navigate yourself, so that you go to a right place and if you look into our Bengaluru venue, you have missed out north and south direction, so if north and south direction is missed out in the map, people may not reach to the venue, so please try to navigate. Thank you Sir.

Smita Shah

Respected Chairman Shri. Nandan Ji, CEO, MD Shri. Salil Ji and CFO, MD Ranganathan Ji and other Respected Director. Sir my name is Smita Shah. All have spoken in English and I am going to speak in Hindi. Sir, first and foremost, we on behalf of all Mumbai Shareholders and from Infosys, welcome Nandan Ji and for the M.D., Shri Salil. Congratulations to the 25th Year listing and for all the accolades and awards. I would like to ponder on three things. Sir, I had last year asked for bonus, at that time Vishal Ji had promised us that we will ponder on the bonus and we will keep it in mind but last year you have not declare the bonus, so, Nilekani Ji, I am now putting forward my request, so please keep my request in mind and declare the bonus, as we are minor shareholders and it would be a benefit for you all. Second, one to ponder is many people have asked for visits, so we Mumbai people are very eager for the visits, so please visit us. Third one is I have got an address in my mobile about your AGM, so we always attend here and we can also have a live telecast, so my request is in our mobile, if you can share your Mumbai address so it would be good so that we can ask you where the meeting is held for Infosys. So please keep this in mind. Lastly, I will ask Sunil Bhai, you have been with the Infosys and please keep that position and together with Nilekani Ji and Ranganathan Ji and all the majority Directors and also the Board of Team please do your hard work and with the smartness that you have been with the Company, so my belief is that Infosys Company will go four fold upwards. I would keep my speech less, but I would like to tell you that every year when we come here, the arrangements and the hospitality that Team at Infosys gives is very good. So, I would like to congratulate you all and I will support you all in your future endeavor. Thank you.

Nandan M. Nilekani

Thank you. We have already about seven to eight minutes left for Mumbai.

Shareholder

Manik Ji, Nandan Ji and Parekh Ji, and all the major directors I would not take too much of your time, but I will just take half a minute of yours. The request which was there for bonus by all the shareholders, and last time, also Sikka Ji also had put forth this bonus and also the visits for the event, I have my 100% support for you. The arrangements that you do in Mumbai, the team at Mumbai, always keep in mind and I would like to give a big thank you. Thank you very much for the execution.

Vinay Bhide

Chairman, MD, COO, Directors, Officers as well as our shareholders of Infosys at the AGM venue and others present on video conferencing, good evening to all of you.

Thanks for turning out a steady year of revenues and profits. We are also thankful for substantially higher dividend of 43.50 per share in addition to share buyback as per capital allocation policy of the Company. So I got a few queries and they are as follows:

I request you to refer to page no. 96 and 97 of this year’s Annual Report, which deals with the segmental performance and profitability of our Company. In page 96 and 97, under management discussion analysis, we have shown six large business segments, three of which revenues exceed 10,000 crores on an annualized basis. Now if we leave out Hi-Tech which is far below 10,000 when do we expect manufacturing high life that is life sciences, healthcare and insurance to cross 10,000 crores on an annualized basis? So this is question one.

The second question I refer to the parts in our MD’s letter page no.18 and page no.22 of the CFO’s presentation, which deals with the aspect of digital revenues. My query here is that digital revenues at US $2.79 in fiscal 2018 exceeds 25% of the total Company’s revenues as digital will be the key differentiator between any two IT companies what is the growth expected in this year in percentage terms that is the first part of it and the expected CAGR percentage for the coming four years?

Further, I request you to refer the page no.100. Now under page no.100, they have shown bullets points four and five on the right hand side columns under Outlook Risks and Concerns. So there are two references to give, there we talk of anti-outsourcing sentiments and enactment of restrictive legislations. That is one part and in the next paragraph we are talking about visa issuance and restrictions on immigration so please inform us of our preparedness on both these counts?

Finally, I have got one question and that is on the shareholding pattern. I would request you to refer to pages no. 73 and 74 of our Annual Report. We have a mix of local as well as foreign institutions. Now LIC is in the lead and a couple of foreign institutions are also there, which have reduced the holdings in the last financial year, a couple of them fairly sizably. So my question is that I remember in the presentation seeing a slide in which our MD mentioned that we have approached 100 large shareholders so my question here is that what special efforts are we taking to engage with them to provide confidence in our future business?

So these were the queries that I had. My name is Vinay Bhide. Thank you for giving me an opportunity to speak.

Nandan M. Nilekani

Thank you very much and we have time only for two more questions from Mumbai after which we will switch back to Bengaluru.

Suresh Khanolkar

Good evening everybody. Sir I wish to be very brief into the point. My name is Suresh Khanolkar from Mumbai. Hearty welcome to our new CEO and MD, Shri. Salil Parekh. Sir, We expect very good progress in his tenure. Sir The report copy is very comprehensive and well documented, but please do not make search for the index till the 14th or 15th page, give it in the beginning of the Annual Report copy, so it is easier for us to locate what we exactly want to.

I admire all our cash flow hedging efforts. sizable decrease in our intangible assets. Our focus on R&D is welcome. I always press for focus on R&D because I also come from R&D of Novartis. Our continuation of nil borrowing is very commendable. Excellent funds flow and working capital management and so also super is our cash flow management. Good rise in EPS and satisfying amount of dividend payout for the shareholders.

One very important thing, which I want to stress and repeat over here, is the policies of Shri. Narayana Murthy era or even our Nandan Nilekani era also be continued for further forever and ever and ever because they are only these are policies are very much ordinary share on the oriented and we are really satisfied and endorse all their policies. So whoever future Director comes particularly our President incumbent, Mr. Salil Parekh that please treat with that policy enunciated by Narayana Murthy, Nandan Nilekani are always continued further in future.

With these few comments, I take a leave Sir, but before I leave, Sir I would like to caution Nandan Nilekani, Sir your signature in the Annual Report is very simple just like snake walk so I please to you modify more complicated so that nobody can copy it and make some trouble for you in the future. So with these comments, I will take a leave. Thank you very much.

Nandan M. Nilekani

Thank you Mr. Khanolkar and very profound. Last question from Mumbai and then we will switch back.

Ishuk Rangwala

Respective Chairman and my fellow shareholders, my name is Ishuk Rangwala from Mumbai. Managing Director and all the Directors, a very good evening. I am very thankful you have arranged a small get together in Mumbai for the shareholders. I thank all the members of the Board. The team from the Mumbai has taken trouble and they are very good and they checked whether we received the report or not. This shows how much they care for us. My good wishes are there. I am seeing a good future. Thank you very much and Jai Hind, Jai Maharashtra, Vande Mataram.

Mrs. Patel

I would like to give my special thanks to Mr. Manikantha and Rekha from Manikantha’s department. Rekha I am thankful to you, you have been very helpful in sending me all the details. A very special thanks to Niladri of our Mumbai office and Vijayalakshmi, they have been very helpful in Mumbai for all the years.

Nandan M. Nilekani

We will pass on your message to her as she is not available right now. Now we will switch back to Bengaluru and I do believe we have a couple of shareholders who are very keen to give their opinions. We would request only that we keep it short because we now have to answer all your questions as well, so I please request a quick comment.

Bharat

A very good evening Chairman, MD, and Directors. First of all, I thank my Chairman giving a very good exit of our past Chairman and CEO, what were the issues and a warm welcome to our CEO. I would request all the shareholders to give a big applause to our new CEO. He is our captain and we should give him encouragement. In 2015 we did the same for Mr. Sikka. So I wish that you will be a wonderful leader for our company.

Mr. Chairman my request is that you have come closer to one year, I wish that you stay for three years at least. Leadership is very important and replacement is also very important. I want an outsider, like a Kamath a Narayana Murthy. I am not expecting Mr. Narayana Murthy but like a Kamath leadership so that our company may grow, which can see good results in Golden Jubilee in 50 years. So I request you to follow my request.

My request to the CEO, Sir I want to share one story. A parents arrange an arranged marriage. In this arranged marriage, first year the couple was loving, in second year they started disturbance, when third year came they went for divorce. Nowadays three years, partnership is very important. In these three years maybe go for divorce or the bond is very strong, they make a Silver Jubilee. The CEO relationship we expect three years because I expected our past CEO complete the three years but he left. The relation with the founders and the relation with you is very important, not with our employees or not with the management, because our company is professional. So I wish that you make a bondage of three years so that I can see you in next five years.

In your speech, I have not seen a vision. You have given a three years’ vision but there is no fire in your speech, I am sorry. Because you are the captain this is Infosys of 2 lakhs employees working under you and we are the shareholders. We expect so much from you. So next five years we want a 1 lakh or a 100,000 crores company turnover, that is the vision we are looking for.

Second thing, the last two years I requested our Chairman for plant visit 2016-2017. In 2017 it was approved. Sir taking a plant visit is a very big issue? Our campus visit in Mysore, is sanctioned as well. I contacted Manikantha, my very good friend, he is generous. He will call and speak with me. I asked him when you are arranging? There is some number. What is the number Sir?

Sir this is the campus we want to see since the past 25 years but till now it is like a fruit that I can see but cannot eat it. Sir campus visit is nothing, when the Chairman comes how is the VIP treatment given, that is the treatment the shareholders who come to the plant expect. I request Mr. Manikantha to arrange, 10 or 20 people come that is not the issue, you should implement the order. The Chairman told you should implement. The Chairman left the issue has been closed. This is my request. All the best for the next financial year. God bless you

Nandan M. Nilekani

We will tell your good friend, Manikantha to get back to you.

Kaushik Kumar Partho

Sir I am coming from Kolkata. Infosys is always driving to Kolkata and they purchased of land for their office premises, I noticed this and I am proud about drive of Infosys in Kolkata.

Respected Chairman, Board of Directors, Company Secretary, staff and my respected members, my name is Kaushik Kumar Partho. I am coming from Kolkata also a minority stakeholder in Infosys but I feel proud as a member of Infosys Limited. I am also in financial market since 1990 and also doing financial activities, in the insurance segment and in health insurance.

Sir I have a great opportunity to see and meet respected independent director Ms. K.M. Shaw. I am very proud she is in Biocon and saving more people with her innovation and this is my great opportunity to see her. Thanks madam for this.

I also got some information about our CEO, respected Mr. Salil Parekh and about his strategy and roadmap about further development of Infosys in Economic Times dated June 7, 2018. Besides putting the corporate governance battle of the company and the acrimonious resignation of former CEO, a very strategic movement taken by Mr. Parekh for the development despite all the turbulences in Infosys Board.

I also noticed his strategy stabilized, building momentum financial year 2020 and acceleration in financial year 2021. Sir about financial performance, good robust performance. The parameter shown in page 31, 32 is higher than previous year, revenue from operation, net profit dividend per share, EPS but some liquid assets came down comparatively from the previous year and the operating margin also. Sir it is better if you mention price earnings ratio, PV ratio, book value and EBITDA of our company.

Also US allowed Infosys hiring plan on May 3, 2017. The Trump administration welcomed IT joint Infosys decision to hired 10000 American’s in next two years as their political victory saying it was the result of the US governments, pretty good economic agenda.

Also Infosys recently disappointed the street, which is lower margin guidance for the current fiscal has already brought on to the holding company in US based digital creative and consumer insight firms for a total consideration of $75 mn. I noticed this and Mr. Parekh also hinted more such acquisitions in the offering and he also mentioned Infosys will invest in inorganic moves to expand clients, relevance and aim and a team has already started identifying opportunities. A positive drive taken by Infosys however on this team we have lost a valuable Board Member in Infosys, respected Ravi Venkatesan, who also is the core Chairman in Infosys Board. Sir, a very good drive.

Infosys is also taking this buyback scheme and the government is using the buyback and IPO scheme. This buyback scheme is a better instrument than dividend from tax perspective. The domestic IT company had also been under pressure to return excess cash for their shareholder through buyback and liberal dividends and leading IT companies taking a decision buyback after declaring dividend. I expect last declared dividend for Infosys in 2016.

Also my two disappointment questions. I noticed that an anonymous whistleblower wrote a letter to SEBI and US Securities and Exchange that our company had quietly revealed in the annual report that they signed agreements for mutual release of claims with former Chairman and two Independent Directors. What step has Infosys taken against the whistleblower letter? Some disappointment incidents I have seen in the newspaper on May 3, 2018, Infosys cites data deletion on denying former CEO payment. That is Infosys which is engaged in arbitration with its former CFO and that claim that it suffered financial claim loss due to deletion of data from its official laptop.

Sir good in CSR activities taken in Infosys Board in system and my suggestion is if Infosys sets right in waste management system and also maintains some historic sculpture in India like Taj Mahal they are getting the corporate assistance for maintaining the sculpture.

Sir before I conclude my two questions. What will the impact be on our future business due to China and US trade war, Brexit and global immigration policy? Number two, the fall of rupee against dollar also impacts our business due to automation in IT work and cost push, analytics, Internet of Things, which is disrupting entirely and changing the entire delivery process?

One of the last resolution we are taking, the ratification of auditors, already 30 auditors has resignation in midterm due to that push of SEBI, RBI, MCA. The impact of trade difference in US to India? US is taking a strong decision against our export, steel and aluminum and they are taking other commodities also and what is the impact for this? Infosys has taken a good decision to hiring locals and I think that is also cost effective, yes or no? Please explain this.

Thank you for this. I expect Infosys just like a top IT company goes to that level and all remaining in Board with founder and minority shareholders. God bless everyone.

Shareholder

Good evening to one and all present here. Respected Board I hope that the Board is always working towards wealth maximization of the shareholders. Being learned and well informed about the financial management, there are other ways of giving back to the shareholders, not only by way of buyback and higher dividend payout ratios. It means to say that the company is unable to find to invest the 70% of the free cash flows into the growth segment.

70% of free cash flows is not a small amount. If you choose for a little lesser amount and invest the same in future prospects of the business, it would yield great results. With just a meager of 30% of returns and ratio we have seen good results in this year. I would suggest the Board to decrease the payout ratio and look at investing the same in growth.

I am looking forward that even in 50 years or so that Infosys should be a star in my portfolio and not a cash cow, just giving the dividends 43. I am a CA and CS aspirant, looking forward to working with the company. Thank you.

Santosh Kumar Saraf

Respected Chairman, and the members of the Board who are present in the dais and all my shareholder brothers and sisters. My name is Santosh Kumar Saraf. I have a quick question and have two suggestions to give you, if you want you can take it or if not no. It is a decision for the Board to take.

First and foremost, the CSR activity I have seen there is a very good expense that you are all doing, so I would like if you can keep some amount for the widows of the military people and their children, as they safeguard our country and for their betterment, if you can contribute something.

Secondly, on page 147, you have given all the names of the Directors, if you are able to put their ID numbers as the compliance which is mandated by SEBI, as they ask for the Director’s DIN number and so on, which is compliant, you have overlooked it.

Lastly, there is a request from my side that it would be better that if you arrange for the National Anthem. Thank you.

Nandan M. Nilekani

Thank you and we have come to the end of all the questions. So now we will take the opportunity to answer the questions. The way we will do this is that the respective members of the Board and the Management will answer questions. So I will answer questions on the board and general governance questions. Our lead Independent Director, Kiran will answer a question about Independent Directors credentials then Salil will answer questions on Business and Strategy, Ranga will answer questions on the Financial issues and various other members will answer on their respective topics.

So let me just finish my questions. One is of course suggestion from Mr. Shastri that I take compensation, so I am very grateful for his suggestion. I just want to assure him that I have already benefited enough from this company, so I am not taking compensation; however, let me assure you that I am 100% committed to the company, its future, its direction and I will work as long and as hard as necessary even if I do not have compensation. Thank you.

The second question from Mr. Suresh is about CSR and so on. We thank you for your suggestion CSR. We have a CSR Committee chaired by Kiran, which evaluates our policy and we will place all these suggestions received before her.

Then there was a question from Mr. Rao on printing of annual report in local languages. We may find that it is not just about local languages. As a global company we are operating in so many countries so it is better that we print in English, which is the language of global business and not really get to having in every language that may be quite a challenge. Also Mr. Rao and many others have made a reference to a visit to the campus and we will take that suggestion and we will discuss in the Board and come back to you and I am sure your good friend, Manikantha will communicate the same.

Then Mr. Ramakrishna’s question is what are the actions taken or suggestions given by the shareholders in the last meeting. You should publish it voluntarily. This is a good suggestion and we will come back with a process on how we will present action taken on suggestions may be on the website.

Then the very important question here do we have a backup plan for the CEO. So let me say that the Board and the nominations and remuneration committee has a well-defined succession planning and this was applicable not only to the CEO but to all key management personnel.

Infosys should start a university in new and cool technologies. Thank you for the suggestion. We already have a program with our various colleges, partners called Campus Connect and that is our way of working with not just only one university but all colleges and make sure that the latest technology and curriculum is done in these colleges, so that is perhaps the way that we will take this forward.

Then there is a question from Mr. Mukesh about can Infosys do something about Bengaluru traffic? There are many things we can do but I do not think we can solve Bengaluru traffic. So that is all that I had from my side and I will now request Kiran to answer the question on Independent directors.

Kiran Mazumdar-Shaw

So I think Mr. Gopalakrishnan Rao asked a question about the independent director’s credentials, I would like to draw your attention to page 30 of the Annual Report and the corporate governance report on page 102 where we have clearly indicated the kind of committees that the independent directors are participating in and this has been done based on the contribution and their inputs that they are able to bring from their experience and expertise. So I hope this answers your question?

Salil Parekh

Thank you to all the people who have asked questions. I think it shows a tremendous level of interest in the company and so many questions, which relate to how we can improve. I have quite a few, so I will go through them one by one.

First one is on what are we doing with acquisitions and internal development of technologies. Here what we have done is we also have a very strong focus on our own R&D. For example, all the Nia, artificial intelligence capabilities we developed in-house and then we are also looking at few select things that we do not develop to be part of acquisitions outside. So it is a dual strategy that we are using in this regard.

There is a question from PNR Nayak. Please look at the acquisitions within the subsidiaries and see how they can be monitored more carefully. One of the things that I mentioned when I presented was the programmatic M&A that we are trying to put in place. Within that, it will be a careful part of our capital allocation policy to ensure that the things that we are acquiring, we follow the process of how we make sure that these things are delivering the value and drive through that acquisition and operational process, their integration.

Then there was a question on the three years’ roadmap and how potentially we can be more aggressive within that roadmap. The point I have to share was, what we have laid out is based on what we see in the market changing today and all the things we have to do in terms of within the company investing for our future. Absolutely if we can see ways that we can move some elements of that faster we will. It is better that we are realistic in how we look at it today. As the market environment changes we will adapt to that as well.

There was a question about Hi-Tech from Mr. PNR Nayak and there was a decline in Hi-Tech. What was the situation in that? The reason for that there are changes within the business mix that we have seen within our clients in Hi-Tech in fiscal 2018. Already today we start to see that the spend level is becoming more prominent within the clients, so we are hoping that that decline will start to correct and we will then start to show stability and growth.

There was also a correlated question about digital revenues and Hi-Tech. We just want to distinguish that Hi-Tech refers more to the segment where the clients are big technology companies and the digital revenue refers to the work that we do, which is more in the area of Cloud or Digital or IoT. Those were the two differences that were highlighted.

There was a question from Mr. Vinay, it was on page 96, 97, what is expected to be the CAGR of Digital revenue? So here we have been quite careful so far to not give separate guidance. We fully expect that Digital revenue will grow faster. We had said in Q4 of fiscal 2018 the QoQ growth for Digital revenue was significantly higher and we had given the number, it was 3.6% versus 0.6% for the overall, but we have not given any guidance yet for fiscal ’19 in the future for Digital revenue.

There was also question on the percentage of Cloud and Artificial Intelligence. Clearly, it is a very large percentage of our digital work today, however we are not breaking this out because this information becomes a foundation of the investments we make and we grow. The Cloud business is one of our biggest and fastest growing pieces of the digital work we are doing.

There was a question on issues with US visa and any concerns. Today, over the last several quarters we have announced that we are recruiting 10,000 employees in the US. We are also building college hiring in the US and in addition to that we are making sure that we are clearly keeping up with the regulations that are coming on visa. We are building a business model that becomes more resilient for the future of our business.

There was a question from Mrs. Patel on who are the potential buyers of Panaya and Skava. Here we have initiated the process of discussions. We have not yet publicly stated anything more than that. As that becomes more developed we will share that information.

There was a question on our policy to handle high level exits and that should be better managed and more carefully managed. Without any doubt within the company we have a clear process. In addition, we also have a very good bench of executives that are in place and we have seen that at least in some of the roles we have announced in the past few months and this bench of executives is expanding as we bring in more people. So we are making sure that future resilience of the company is being developed.

There was a question on the India business on GST. On GST itself as we have stated things are in proper shape, at this stage the GST system is working well. There were several suggestions that were made for simplification. The suggestions have now been accepted and we are in the process over a period of time to make those adjustments. At this stage, the GST system is delivering a significant level of benefit for its use and it looks in a stable condition.

There was a question about employee training. Here I want to reconfirm the point that several of us made on Lex and the re-skilling approach that we have developed within the company and there is a constant effort we are putting in place to make sure all 200,000 and more employees are part of this retraining as we go forward.

There was a question from Mr. Ashiq on impact on the business of the US China trade war and Brexit. On US China trade war specifically, at this stage there is no direct impact but anything that changes on the macro environment, which may impact the overall economy would flow down to the business, but at this stage we do not see anything changing. In fact, everything that we see as we have said in the earnings announcements at the last quarter indicates that the business environment in our main markets remains quite robust.

There was a question from Mr. Gopal Krishna Rao. Overall I think in the IT Sector and in many other industries, there is always some movement at the senior levels. My own feeling is that the way we have built our bench within Infosys and the approach we are putting to the future of our company is going to help us to make sure that the senior-level team is fully committed to driving that growth.

There was another question from Mr. Gopal Krishna Rao on campus recruitment and recruitment in Karnataka. Clearly we recruit across all over India and now in many parts of the world and equally in Karnataka as well. Our approach is to recruit wherever we find the right talent and the right people with the mindset who want to work within the company and a lot of that is within Karnataka as well but it is an equal opportunity. So it comes from everywhere within India.

There was a question about PLM, clearly PLM, Product Lifecycle Management is already a part of our business. It is something that is growing quite well within a Manufacturing Sector and we see more and more demand for that coming in from our clients.

There was a question on should we focus more on China and Japan as a market. Both of these are markets for us and we are progressing in each of them as we see the growth opportunities and also profitability opportunities. Keeping both of those in mind, we are progressing on both those markets.

There was a question on our AI technology and how it compares with IBM Watson and Google and other AI platforms? Now what we have built in AI and in Nia is a very advanced capability but it is focused on uses that are for large enterprise clients. What is being built for example in Watson has a different set of uses and Google has a massive investment in AI but tailored towards yet another set of users. The AI business itself is evolving very rapidly both in the market and within our own company and we are also using third party AI capabilities to enhance it for our clients.

There was a question on investing in Open Source. This is something we have been in the forefront of in the market and in fact the Lex Solution we have built, some other components that we are working for our clients, how we are working with Open Source, Solution components within enterprise clients, is at the leading edge of what any of our competitors are doing and we are quite well equipped on that.

Those are all the questions I had. Thank you for that.

M.D. Ranganath

Thank you Salil. There were several questions and suggestions on financial statements. I thank the members for the same. As several questions were on similar aspects, I have clubbed those questions and answering them together.

There was a question on unbilled revenues. How is it reflected in the accounting? Unbilled revenues represent the revenues recognized for the work completed on the projects; however, the billing cycle or the milestone for the billing is in the future. It is recorded as an asset accordingly.

There was a suggestion to look at stock split, bonus issues and dividends. We will put across these suggestions to the Board and the Board will consider these suggestions and take appropriate decisions.

There was a question on stock options granted to Vishal. These shares were granted as per the terms of the employment agreement and also the shareholders had approved in 2016, this was as per that. There was no fresh issuance of stock grants to Vishal.

There was a question on why goodwill has reduced. Yes, it has reduced primarily because we have regrouped. They were regrouped under assets held for sale about 1,609 crores on account of Panaya and Skava. We had to cull them out of the goodwill and move them under assets held for sale.

There was a question on why the profits have reduced. No, the profits have grown by 11.7% in FY ’18 over FY’17 to 1,629 crores.

There was a question on why there is no provision for bad debts as in the earlier years. As you know the company has adopted Ind-AS 109 and earlier it used in Ind GAAP and our Ind-AS 109 provision for bad debt is now called as impairment loss under the credit loss. We have recognized 71 crores.

There was a question on equity share capital, other equity summary is not available. Summary is available in statement of changes to equity in page 201 again due to the adoption of Ind-AS in this financial year.

There was a suggestion on specimen signature provided. Please note that both the CEO and CFO certification on the integrity of financial statements and controls are specifically signed, there is no specific specimen signature. On the suggestion on instead of sign actual signature, we will review it, thanks for the suggestion.

Why post-sale customer support has increased? We evaluate various projects from time to time, looking at the risks and see what are the additional provisions that we need to make that is in that regard and is a periodic process, which the auditors also review.

Net rate payable has increased. Yes, trade payables are dependent on when the creditors are due and the credit period and we are trying to also improve our working capital. To that extent, there are some increases in trade payable.

Then, there was a question on we are showing other equities rather than reserves and surplus. Again this is due to the adoption of Ind-AS. The nomenclature has changed to other equity from reserves and surplus was under Ind-GAAP.

There was a question on why is there a need to infuse capital in Panaya. We evaluated the working capital requirements of Panaya. So this was primarily on account of the working capital requirements to meet those needs.

There was a question on goodwill and intangibles; need to handle very carefully, large impairments will create lots of negative publicity as well as impair the cash outflow. Yes, we are aware of this and on a constant basis evaluate all other investments. At the same time, as Salil mentioned on the future acquisitions there is a detailed due diligence taken into account looking at all aspects.

There were several questions on Panaya and I am going to club them and going to address them one by one.

There was question on why is there a difference in impairment between standalone and consolidated financial statements. As you know, the standalone financial statements of Infosys Limited reflect the total investment value that we made in Panaya at the time of acquisition and right now we are valuing that 130, so the difference is entirely reflected in standalone financial statements. In consolidated, what comes across is really after taking into account the accumulated losses as well as the amortization that we have done on the intangible assets. So that is where it is reflected lower at 80 mn as compared 90 mn here.

Then, there was a question on Brilliant Basics. It was acquired for 46 crores. It is accounted under assets and liabilities. Assets, Liabilities, Goodwill and Intangibles will be allocated separately.

Then, there was a question on why foreign institutional investor shareholding has come down from 38.31% to 35.24%? Why is there a decrease? This decrease is marginal. Of course from quarter to quarter these percentages keep changing and we are closely monitoring this. At the same time as Salil mentioned, we actively reach out to global investors and this quarter itself we had several such reach outs and this is something that we are closely monitoring.

Then again, question on bonus. Board reviews this on a periodic basis and these suggestions, we will take to the Board and as you recollect, there were two bonus issues in the last four years, one is 2015 and 2014; however, these suggestions, we will take to the Board and we will evaluate the same.

Then the list of subsidiaries including loss, loss of Panaya has increased what precautions to overcome this loss? I addressed in the earlier question on all acquisitions in terms of additional due diligence, detailed due diligence at the same time also monitoring very closely the acquisitions that we have already done.

Then there was a suggestion for including some additional information like book value etc. We will certainly look at those suggestions. Thanks for those suggestions.

There was a question on disclose per employee revenue and costs and net profit. As you know the balance sheet, we have disclosed the per capita revenue and we will evaluate your recommendation on per capita costs and profits.

There was a question on the gap between the lowest and the highest paid employee, internationally these are the criteria and there was a suggestion for us to look at. Please look at that in the Director’s Report, the Annexure 3 provides the ratio of remuneration of whole-time directors and KMP to the median remuneration as per the Company’s Act; however, your suggestion, we will evaluate and incorporate as appropriate.

There was a question on percentage spent on R&D, what is the expected spend on acquisition in the future. R&D spend currently stands at 0.6% of revenues.

There was also a question on India revenues. India revenues are 3% of total, International revenues are 97%.

There was a question on segment-wise profitability and that is provided under geo segments in page 249 of the annual report.

There was a question on whether the PAT was flat and it improves primarily because of the advanced pricing agreement that we entered into US. Here is the data, PAT excluding APA impact of 1,432 crores are 14,597 crores, which has shown a growth over last year. Similarly, on APA in dollar terms $2,25 mn is $2,261 mn, which is again 5.6% growth.

Then, there was a suggestion on the free cash flow. As you know, the company changed to free cash flow for the payout determination because that is increasingly becoming a global practice. At the same time, since dividend is also a cash amount the corresponding comparison; it should also be a cash parameter, which is a free cash flow.

There was a question on whether the capital allocation policy is too aggressive. Please note that before announcing the policy, the Board very closely evaluated the strategic and operational cash requirements of the company and has taken to account the capital expenditures, the acquisitions, the working capital needs and so on and so forth and the current policy says up to 70%, so we will be evaluating that from time to time.

There was a question on page 250 that refers to who are the owners of the company? As we are publicly listed and a widely held company, all of you are really the owners who are the stakeholders or shareholders here.

Then again, there was a question on foreign holding coming down, which I addressed earlier. Here again, we are actively reaching out to all the shareholders, institutional shareholders to address the concerns from time to time and we engage with them and that will continue.

There was again another question on are we giving out 70% of free cash flow because we are not able to invest in the business. No, that is not the case. We have evaluated both the strategic investment requirements and operational cash requirements and this capital allocation policy has been announced post evaluating all those requirements.

So these were questions. In the end, I would like to thank Mrs. Patel and Mr. Tiwari for their kind words and also I want to make a public disclosure. Yes, indeed my weight has gone up.

A.G.S. Manikantha

I had a couple questions. There was a question by Mrs. Patel asking why Salil has signed the CSR committee report though he is not part of the CSR Committee. I would like to draw your attention to Section 135 of the Company’s Act read with the relevant rules. The CSR report needs to be signed by the Managing Director and Chairperson of CSR Committee and accordingly it is complied with.

There was a question by Santosh that there were no Director numbers provided in the Annual Report. We draw your attention to page number 59 of the Annual Report where the details of DIN numbers of Directors are provided.

There was a question by Mrs. Patel asking why are some shares still left in physical form. There are few shareholders who have still not converted their physical shares into dematerialized mode. We request shareholders to kindly look into this and dematerialize as appropriate.

There was a suggestion to give an index at the start of the annual report by Mr. Suresh. This is a good suggestion and we will take a note of the same.

There was a question asking why the SMS which provided the details of AGM are not reflecting the Mumbai address. Though not legally required, the company has sent the SMS remainders to their registered mobile numbers ahead of AGM, providing the details of AGM venue, which is here in Bengaluru.

There was a suggestion to hold the AGMs in a centrally located place. This is a suggestion we will evaluate during the course of time.

Krishnamurthy Shankar

Yes, there are two questions here. One is Mrs. Patel, I think she spoke about why attrition has gone up and what is the reason and what are we doing. Yes, attrition has gone up marginally by about 1%. Though the high-performer attrition is 9.4% that is lower and that is because we are seeing increased demand for technical talent and what we are doing is really two or three things. One is better engagement of employees, lot of investment in training re-skilling, the big focus on that, opportunities for career development and growth, and wherever needed some appropriate corrections and compensation, so those are things that we are doing.

There was another question, which is on the risk due to the visa and anti-immigration sentiment. So what we have to answer is that we have got a very rigorous and robust risk management process and we have taken this risk into account and as Salil just mentioned, yes we have one of our pillars as localization as a key strategy and we are hiring a lot of local talent in the key markets.

Nandan M. Nilekani

Well, I think we are done with the questions. I want to thank all of you for the questions and for the management and the Board answering the questions.

Now we will move onto item number 2 of the notice declaration of dividend. The Board has recommended a final dividend of 20.5 per equity share and a special dividend of 10 per equity share.

You will recall that in the interim dividend 13 per equity share already paid for the year ending March 31, 2018. The dividend amount including the interim dividend will be 43.5 per equity share. Are there any questions about the members pertaining to this item?

Now, we will take up item number 3 of the notice, to appoint a Director in place of Mr. U.B. Pravin Rao, who retires by rotation and being eligible since reappointment? Are there any questions from the members pertaining to this item? Thank you.

Now, we come to the final resolution, item number 4 of the notice, which is ratification of the Appointment of auditors. The text of the resolution is provided in the notice circulated to the members. Are there any questions from the members pertaining to this item? Thank you.

The Board of Directors has appointed, Mr. P.G. Hegde as the scrutinizer to supervise the voting process. Further, I hereby authorize the Company Secretary to declare the results of the voting and place the results on the website of the company at the earliest. The resolutions as set forth in the notice, shall be deemed to be passed today subject to receipt of requisite number of votes.

With this the 37th Annual General Meeting comes to an end. Thank you for attending the meeting and I hereby declare the proceedings as closed. Thank you very much.